20175015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Quarterly Financial Information

[105000] Management commentary

Management commentary [text block]

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the second quarter of 2017. The Company encourages the reader to analyze this document together with the information provided in said report and annexes in addition to the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on July 27, 2017. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly Information Summary

- For the third consecutive quarter, Petróleos Mexicanos recorded a positive net result.

- Crude oil production was stable and averaged 2,013 thousand barrels per day (Mbd).

- Natural gas use improved, according to the implemented strategy and recorded 95.9%.

- Crude oil processing remained stable compared to 2Q16 and averaged 905 Mbd.

- The recognition of logistic expenses in the prices of fuels, the recovery of crude oil international prices, the appreciation of the Mexican peso against the U.S. dollar, and the gradual liberalization of gasoline and diesel prices are external factors that positively impacted PEMEX's financial results.

Main Results	2Q16	2Q17	Change %
Operative (Mbd)			
Crude Oil Production	2,176	2,013	(7.5)
Crude Oil Processing	1,021	905	(11.4)
Financial (MXN billion)			
Operating Income (loss)	124.1	71.5	(42.3)
Net Income (loss)	(83.5)	32.8	139.3
EBITDA	189.7	139.4	(26.5)

Disclosure of nature of business [text block]

Petróleos Mexicanos, its Productive State-owned Subsidiaries, its Affiliates, and its Subsidiary Entities (PEMEX), comprise the oil and gas Productive State-Owned Company of the United Mexican States. Petróleos Mexicanos is a Productive State-owned Company of the Federal Government of Mexico, with legal personality and equity, with technical, operational and managerial autonomy, as established on the Law of Petróleos Mexicanos.

Disclosure of management's objectives and its strategies for meeting those objectives [text block]

Petróleos Mexicanos is Mexico's oil and gas Productive State-owned Company, whose objective is to compete in an open market and maintain a leadership position in the energy sector, and to generate economic value in all of its business lines, from the exploration and extraction of hydrocarbons in Mexico and abroad, refining, industrial transformation, processing and commercialization of hydrocarbons and its derivatives

Disclosure of entity's most significant resources, risks and relationships [text block]

When evaluating the potential acquisition of securities from the Company, potential investors must consider all the information included in the Company's Annual Report, and specially, the risk factors hereby mentioned. These risks could significantly affect PEMEX's performance and profitability, but are not the only risks the Company faces. Risks described in this document are the ones PEMEX is currently aware of and that it considers relevant.

In addition, other risks may exist or emerge in the future, and influence the price of the Company's securities.

Risk Factors Related to PEMEX's Operations

Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect the company's income and cash flows and the amount of hydrocarbon reserves that PEMEX has the right to extract and sell.

International crude oil and natural gas prices are subject to global supply and demand and fluctuate due to many factors beyond PEMEX's control. These factors include competition within the oil and natural gas industry, the prices and availability of alternative sources of energy, international economic trends, exchange rate fluctuations, expectations of inflation, domestic and foreign government regulations or international laws, political and other events in major oil and natural gas producing and consuming nations and actions taken by oil exporting countries, trading activity in oil and natural gas and transactions in derivative financial instruments (which we refer to as DFIs) related to oil and gas.

When international crude oil, petroleum product and/or natural gas prices are low, the company generally earns less revenue and, therefore, generates lower cash flows and earns less income before taxes and duties because PEMEX's costs remain roughly constant. Conversely, when crude oil, petroleum product and natural gas prices are high, the company earns more revenue and its income before taxes and duties increases. Crude oil export prices, which had generally traded above U.S. $ 75.00 per barrel since October 2009 and traded above U.S. $ 100.00 per barrel as recently as July 30, 2014, began to fall in August 2014. After a gradual decline that resulted in per barrel prices falling to U.S. $ 91.16 at September 30, 2014, this decline sharply accelerated in October 2014 and prices fell to U.S. $ 53.27 per barrel at the end of 2014, with a weighted average price for the year of U.S. $ 86.00 per barrel. During 2015, the weighted average Mexican crude oil export price was approximately U.S. $ 44.17 per barrel and fell to U.S. $ 26.54 per barrel by the end of December 2015. This decline in crude oil prices had a direct effect on PEMEX's results of operations and financial condition for the year ended December 31, 2015. During 2016, the weighted average Mexican crude oil export price has fallen to a low of U.S. $ 18.90 per barrel, the lowest in twelve years, but has since rebounded to U.S. $ 46.53 per barrel as of December 28, 2016, and an average of U.S. $ 35.63 per barrel during 2016. Future declines in international crude oil and natural gas prices will have a similar negative impact on the company's results of operations and financial condition. These fluctuations may also affect estimates of the amount of Mexico's hydrocarbon reserves that PEMEX has the right to extract and sell.

PEMEX is an integrated oil and gas company and is exposed to production, equipment and transportation risks, criminal acts and deliberate acts of terror.

PEMEX is subject to several risks that are common among oil and gas companies. These risks include production risks (fluctuations in production due to operational hazards, natural disasters or weather, accidents, etc.), equipment risks (relating to the adequacy and condition of the company's facilities and equipment) and transportation risks (relating to the condition and vulnerability of pipelines and other modes of transportation). More specifically, its business is subject to the risks of explosions in pipelines, refineries, plants, drilling wells and other facilities, oil spills, hurricanes in the Gulf of Mexico and other natural or geological disasters and accidents, fires and mechanical failures. Criminal attempts to divert the company's crude oil, natural gas or refined products from PEMEX's pipeline network and facilities for illegal sale have resulted in explosions, property and environmental damage, injuries and loss of life.

PEMEX's facilities are also subject to the risk of sabotage, terrorism and cyber-attacks. In July 2007, two of its pipelines were attacked. In September 2007, six different sites were attacked and 12 of its pipelines were affected. The occurrence of these incidents related to the production, processing and transportation of oil and oil products could result in personal injuries, loss of life, environmental damage from the subsequent containment, clean up and repair expenses, equipment damage and damage to the company's facilities. A shutdown of the affected facilities could disrupt PEMEX's production and increase its production costs.

As of the date of this report, there have been no similar occurrences since 2007. However, as a result of the Mexican Government's increase of fuel prices that went into effect as of January 1, 2017, there have been widespread demonstrations that have prevented PEMEX from accessing certain of its refined products supply terminals and have caused critical gasoline shortages at retail service stations in at least three Mexican states.

Although PEMEX has established an information security program, which includes cybersecurity systems and procedures to protect its information technology, and have not yet suffered a cyber-attack, if the integrity of PEMEX's information technology were ever compromised due to a cyber-attack, its business operations could be disrupted and its proprietary information could be lost or stolen.

PEMEX purchases comprehensive insurance policies covering most of these risks; however, these policies may not cover all liabilities, and insurance may not be available for some of the consequential risks. There can be no assurance that accidents or acts of terror will not occur in the future, that insurance will adequately cover the entire scope or extent of their losses or that the company may not be found directly liable in connection with claims arising from accidents or other similar events.

Developments in the oil and gas industry and other factors may result in substantial write downs of the carrying amount of certain of PEMEX's assets, which could adversely affect the company's operating results and financial condition.

PEMEX evaluates on an annual basis, or more frequently where the circumstances require, the carrying amount of its assets for possible impairment. The company's impairment tests are performed by a comparison of the carrying amount of an individual asset or a cash generating unit with its recoverable amount. Whenever the recoverable amount of an individual asset or cash generating unit is less than its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Changes in the economic, regulatory, business or political environment in Mexico or other markets where the company operates, such as the recent significant decline in international crude oil and gas prices and the devaluation of the peso against the U.S. dollar, among other factors, may result in the recognition of impairment charges in certain of PEMEX's assets. Due to the continuing decline in oil prices, the company has performed impairment tests of its non-financial assets (other than inventories and deferred taxes) at the end of each quarter. As of December 31, 2015, the company recognized an impairment charge of PS. 477,945 million. Nevertheless, during 2016 the company reversed PS. 246,256 million of the impairment loss recorded during 2015, broadly as a result of greater efficiency and changes in the methodology used for reserves valuation, and to a minor extent, by the recovery in prices of crude oil. See Note 12(d) to PEMEX's consolidated financial statements as of December 31, 2015 for further information about the impairment of certain of its assets and Note 12(c) to PEMEX's unaudited consolidated interim-financial statements as of December 31, 2016 for further information about the impairment of certain of its assets.

Future developments in the economic environment, in the oil and gas industry and other factors could result in further substantial impairment charges, adversely affecting its operating results and financial condition.

PEMEX has a substantial amount of indebtedness and other liabilities and are exposed to liquidity constraints, which could make it difficult for the company to obtain financing on favorable terms, could adversely affect PEMEX's financial condition, results of operations and ability to repay its debt and, ultimately, its ability to operate as a going concern.

PEMEX has a substantial amount of debt, which it has incurred primarily to finance the capital expenditures needed to carry out its capital investment projects. Due to the company's heavy tax burden, its cash flow from operations in recent years has not been sufficient to fund its capital expenditures and other expenses and, accordingly, its debt has significantly increased and its working capital has decreased. The sharp decline in oil prices that began in late 2014 has had a negative impact on the company's ability to generate positive cash flows, which, together with its continued heavy tax burden, has further exacerbated its ability to fund its capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop its hydrocarbon reserves and amortize scheduled debt maturities, PEMEX will need to raise significant amounts of financing from a broad range of funding sources.

As of June 30, 2017, the company's total indebtedness amounted to approximately U.S. $101.9 billion in nominal terms.

As of March 31, 2017, the company's total indebtedness amounted to approximately U.S. $98.6 billion in nominal terms. As of December 31, 2016, the company's total indebtedness, including accrued interest, was approximately U.S. $ 96.0 billion, in nominal terms, which represents an 10.6% increase (a 28.1% increase in peso terms) compared to its total indebtedness, including accrued interest, of approximately U.S. $ 87.8 billion (PS. 1,493.4 billion) as of December 31, 2015. As of December 31, 2015, PEMEX's total indebtedness, including accrued interest, was approximately U.S. $ 86.8 billion, in nominal terms, which represents an 11.7% increase compared to its total indebtedness, including accrued interest, of approximately U.S. $ 77.7 billion (PS. 1,143.3 billion) as of December 31, 2014. 23.2% of the company's existing debt as of December 31, 2016, or U.S. $ 23.1 billion, is scheduled to mature in the next three years. As of December 31, 2016 and 2015, PEMEX had negative working capital of U.S. $ 3.4 billion and U.S. $ 10.2 billion, respectively. The company's level of debt may increase further in the short or medium term and may have an adverse effect on the company's financial condition, results of operations and liquidity position. To service its debt and to raise funds for its capital expenditures, PEMEX has relied and may continue to rely on a combination of cash flows provided by operations, divestment of non-strategic assets drawdowns under its available credit facilities and the incurrence of additional indebtedness. In addition, the company has taken recent action to improve its financial condition, as described in Note 2 to its unaudited consolidated interim financial statements as of June 30, 2017.

Certain rating agencies have expressed concerns regarding: (1) the total amount of PEMEX's debt; (2) the significant increase in the company's indebtedness over the last several years; (3) its negative free cash flow during 2015 and 2016, primarily resulting from its significant capital investment projects and the declining price of oil; (4) its substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to U.S. $ 74.4 billion as of December 31, 2015, and $220.5 billion as of December 31, 2016; and (5) the resilience of its operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor's (S&P) announced the downgrade of PEMEX's stand-alone credit profile from BB+ to BB, and affirmed its global foreign currency rating of "BBB+". On March 31, 2016, Moody's Investors Service announced the revision of PEMEX's global foreign currency and local currency credit ratings from Baa1 to Baa3 and changed the outlook for its credit ratings to negative. On July 26, 2016, Fitch Ratings announced the downgrade of PEMEX's global local currency credit ratings from A- to BBB+. On June 28, 2017, Fitch Ratings affirmed PEMEX's long term international scale credit rating at BBB+ and its long term national scale credit rating at AAA(mex). On July 18, 2017, S&P changed Mexico's long-term credit rating outlook from negative to stable, which directly impacted PEMEX, its subsidiaries and CFE in the same way.

Mexico's outlook revision reflects the credit rating agency's expectations of:
i)continuity in economic policies in the following two years;
ii)a fiscal policy that contains the Federal Government's debt burden;
iii)continuity in economic policies after the 2018's elections and continued implementation of recent economic reforms.

The stable outlook reflects the improvement in Mexico's fiscal balance due to economic growth and fiscal policy.

Furthermore, S&P has stated that PEMEX plays a critical role in Mexico's economy since it contributes to approximately 16% of Mexico's public-sector revenues through taxes and duties, and it has an integral link to the government, given the latter's full ownership of the company.

The stable outlook on PEMEX also reflects S&P's view that the relationship between the company and the sovereign will remain unchanged in the next couple of years. It also acknowledges PEMEX management's efficient and timely reaction to face challenges from the environment, in addition to the progress in the implementation of the tools provided by the Energy Reform.

Any further lowering of PEMEX's credit ratings may have adverse consequences on its ability to access the financial markets and/or its cost of financing. If PEMEX were unable to obtain financing on favorable terms, this could hamper its ability to (1) obtain further financing and (2) invest in projects financed through debt and impair its ability to meet its principal and interest payment obligations with the company's creditors. As a result, PEMEX may be exposed to liquidity constraints and may not be able to service its debt or make the capital expenditures required to maintain its current production levels, and increase, the proved hydrocarbon reserves assigned to it by the Mexican Government, which may adversely affect its financial condition and results of operations. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in the company's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

If such constraints occur at a time when the company's cash flow from operations is less than the resources necessary to fund its capital expenditures or to meet its debt service obligations, in order to provide additional liquidity to its operations, the company could be forced to further reduce its planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to generate funds. A reduction in the company's capital expenditure program could adversely affect its financial condition and results of operations. Additionally, such measures may not be sufficient to permit the company to meet its obligations.

PEMEX's consolidated financial statements have been prepared under the assumption that the company will continue as a going concern. However, the company's independent auditors stated in its Report of Independent Registered Public Accounting Firm for 2015, that there is substantial doubt about its ability to continue as a going concern as a result of the company's recurring losses from operations and its negative working capital and negative equity. PEMEX's consolidated financial statements and its unaudited consolidated interim financial statements as of December 31, 2016 do not include any adjustments that might result from the outcome of that uncertainty. If the actions that PEMEX is taking to improve its financial condition, which are described in detail in Note 2 to PEMEX's unaudited consolidated interim financial statements as of September 30, 2016, it may not be able to continue operating as a going concern.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Its failure to comply with these laws could result in penalties, which could harm the company's reputation and have an adverse effect on its business, results of operations and financial condition.

PEMEX is subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Although it maintains policies and processes intended to comply with these laws, including the review of its internal control over financial reporting, the company cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by its officers or employees.

If it fails to comply with any applicable anti-corruption, anti-bribery or anti-money laundering laws, PEMEX and its officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on the company's business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Mexico or other jurisdictions could result in an inability to prepare its consolidated financial statements in a timely manner. This could adversely impact PEMEX's reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in the industry, which, in turn, could have adverse effects on the company's business, results of operations and financial condition.

PEMEX's compliance with environmental regulations in Mexico could result in material adverse effects on its results of operations.

A wide range of general and industry specific Mexican federal and state environmental laws and regulations apply to the company's operations; these laws and regulations are often difficult and costly to comply with and carry substantial penalties for non-compliance. This regulatory burden increases the company's costs because it requires PEMEX to make significant capital expenditures and limits the company's ability to extract hydrocarbons, resulting in lower revenues. However, growing international concern over greenhouse gas emissions and climate change could result in new laws and regulations that could adversely affect PEMEX's results of operations and financial condition. International agreements, including the recent Paris Agreement approved by the Mexican Government, contemplate coordinated efforts to combat climate change. While it is still too early to know how these new agreements will be implemented, the company may become subject to market changes, including carbon taxes, efficiency standards, cap and trade and emission allowances and credits. These measures could increase PEMEX's operating and maintenance costs, increase the price of its hydrocarbon products and possibly shift consumer demand to lower carbon sources.

Risk Factors Related to Mexico

Economic conditions and government policies in Mexico and elsewhere may have a material impact on PEMEX's operations.

Deterioration in Mexico's economic condition, social instability, political unrest or other adverse social developments in Mexico could adversely affect PEMEX's business and financial condition. Those events could also lead to increased volatility in the foreign exchange and financial markets, thereby affecting the company's ability to obtain new financing and service its debt. Additionally, the Mexican Government announced budget cuts in November 2015 and February 2016 in response to the recent decline in international crude oil prices, and it may cut spending in the future. These cuts could adversely affect the Mexican economy and, consequently, PEMEX's business, financial condition, operating results and prospects.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may worsen or reemerge, as applicable, in the future and could adversely affect PEMEX's business and ability to service its debt. A worsening of international financial or economic conditions, such as a slowdown in growth or recessionary conditions in Mexico's trading partners, including the United States, or the emergence of a new financial crisis, could have adverse effects on the Mexican economy, PEMEX's financial condition and the company's ability to service its debt.

As part of the market reforms implemented by the landmark energy reform in 2013, the Mexican Government has announced that it will gradually remove price controls on gasoline and diesel over the course of 2017 and 2018. On December 21, 2016, the Energy Regulatory Commission announced that gasoline and diesel prices based on market conditions would be introduced on a staggered basis beginning on March 30, 2017, with price liberalization beginning in the northwestern Mexican states on March 30, 2017 and concluding in the southern Mexican states by December 30, 2017. By 2018, it is expected that the Mexican Government will no longer regulate the price of gasoline and diesel. As part of the fuel sector-liberalization program, the Ministry of Finance and Public Credit announced on December 27, 2016 that the price of gasoline and diesel would rise by up to 20.1% and 16.5%, respectively, from January 1, 2017, along with a methodology for determining maximum fuel prices until the staggered fuel-price liberalization announced by the Energy Regulatory Commission is implemented. The increase in diesel and gasoline prices has led to widespread protests and blockades to some of PEMEX's facilities. As a result of the demonstrations, PEMEX has faced distribution problems that have affected its gasoline supply to retail service stations that depend on these terminals mainly in three Mexican states.

Changes in Mexico's exchange control laws may hamper PEMEX's ability to service its foreign currency debt.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into other currencies. However, PEMEX cannot provide assurances that the Mexican Government will maintain its current policies with regard to the peso. In the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. Mexican Government policies preventing PEMEX from exchanging pesos into U.S. dollars could hamper the company's ability to service its foreign currency obligations, including PEMEX's debt, the majority of which is denominated in currencies other than pesos.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, PEMEX's operations.

Political events in Mexico may significantly affect Mexican economic policy and, consequently, PEMEX's operations. On December 1, 2012, Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), formally assumed office for a six year term as the President of Mexico. As of the date of this document, no political party holds a simple majority in either house of the Mexican Congress.

Mexico has experienced a period of increasing criminal activity, which could affect PEMEX's operations.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to the activities of drug cartels and related criminal organizations. In addition, the development of the illicit market in fuels in Mexico has led to increases in theft and illegal trade in the fuels that PEMEX produces. In response, the Mexican Government has implemented various security measures and has strengthened its military and police forces, and PEMEX has also established various strategic measures aimed at decreasing incidents of theft and other criminal activity directed at PEMEX's facilities and products. Despite these efforts, criminal activity continues to exist in Mexico, some of which may target PEMEX's facilities and products. These activities, their possible escalation and the violence associated with them, in an extreme case, may have a negative impact on PEMEX's financial condition and results of operations.

Economic and political developments in the United States may adversely affect PEMEX.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the high degree of economic activity between the two countries generally, including the trading facilitated by the North American Free Trade Agreement ("NAFTA"), as well as physical proximity. In addition, political developments in the United States, including changes in the administration and governmental policies, can also have an impact on the exchange rate between the U.S. dollar and the Mexican peso, economic conditions in Mexico and the global capital markets. Since 2003, exports of petrochemical products from Mexico to the United States have enjoyed a zero-tariff rate under NAFTA and, subject to limited exceptions, exports of crude oil and petroleum products have also been free or exempt from tariffs. PEMEX's export sales to the United States amounted to Ps. 266.8 billion in 2015, representing 22.9% of total sales and 65.5% of export sales for the year. Higher tariffs on products that PEMEX exports to the United States increase its expenses and decrease its revenues provided that domestic and international prices for PEMEX's products remain constant.

Donald Trump's victory in the U.S. presidential election, as well as the Republican Party maintaining control of both the House of Representatives and Senate of the United States in the congressional election, has generated volatility in the global capital markets and may create uncertainty regarding the future of NAFTA and trade between the United States and Mexico. On January 20, 2017, Donald Trump became president of the United States. President Trump and the Trump administration have made comments suggesting that he intends to re-negotiate the free trade agreements that the United States is party to, including NAFTA, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect.

Because the Mexican economy is heavily influenced by the U.S. economy, the re-negotiation, or even termination, of NAFTA and/or other U.S. government policies that may be adopted by the new U.S. administration may adversely affect economic conditions in Mexico. These developments could in turn have an adverse effect on PEMEX's financial condition, results of operations and ability to repay its debt.

Risk Factors Related to PEMEX's Relationship with the Mexican Government

The Mexican Government controls PEMEX and it could limit the company's ability to satisfy its external debt obligations or could reorganize or transfer PEMEX or PEMEX's assets.

PEMEX is controlled by the Mexican Government and its annual budget may be adjusted by the Mexican Government in certain respects. Pursuant to the Petróleos Mexicanos Law, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state owned company on October 7, 2014. The Petróleos Mexicanos Law establishes a special regime governing, among other things, PEMEX's budget, debt levels, administrative liabilities, acquisitions, leases, services and public works. This special regime provides Petróleos Mexicanos with additional technical and managerial autonomy and, subject to certain restrictions, with additional autonomy with respect to PEMEX's budget. Notwithstanding this increased autonomy, the Mexican Government still controls the company and has the power to adjust PEMEX's financial balance goal, which represents its targeted net cash flow for the fiscal year based on the company's projected revenues and expenses, and its annual wage and salary expenditures, subject to the approval of the Cámara de Diputados (Chamber of Deputies).
The adjustments to PEMEX's annual budget mentioned above may compromise its ability to develop the reserves assigned to PEMEX by the Mexican Government and to successfully compete with other oil and gas companies that enter the Mexican energy sector. In addition, the Mexican Government's control over PEMEX could adversely affect the company's ability to make payments under any securities issued by Petróleos Mexicanos. Although Petróleos Mexicanos is wholly owned by the Mexican Government, its financing obligations do not constitute obligations of and are not guaranteed by the Mexican Government.

The Mexican Government's agreements with international creditors may affect PEMEX's external debt obligations. In certain past debt restructurings of the Mexican Government, Petróleos Mexicanos' external indebtedness was treated on the same terms as the debt of the Mexican Government and other public sector entities, and it may be treated on similar terms in any future debt restructuring. In addition, Mexico has entered into agreements with official bilateral creditors to reschedule public sector external debt. Mexico has not requested restructuring of bonds or debt owed to multilateral agencies.

The Mexican Government has the power, if the Mexican Constitution and federal law were further amended, to further reorganize PEMEX's corporate structure, including a transfer of all or a portion of PEMEX's assets to an entity not controlled, directly or indirectly, by the Mexican Government.

PEMEX pays significant special taxes and duties to the Mexican Government, which may limit its capacity to expand its investment program or negatively impact its financial condition generally.

PEMEX is required to make significant payments to the Mexican Government, including in the form of taxes and duties, which may limit PEMEX's ability to make capital investments. In 2015, approximately 37.5% of the company's sales revenues were used for payments to the Mexican Government in the form of taxes and duties, which constituted a substantial portion of the Mexican Government's revenues.

The Secondary Legislation includes changes to the fiscal regime applicable to PEMEX, particularly with respect to the exploration and extraction activities that it carries out in Mexico. Beginning in 2016, PEMEX has the obligation, subject to the conditions set forth in the Petróleos Mexicanos Law, to pay a state dividend in lieu of certain payments that PEMEX paid at the discretion of the Mexican Government. This state dividend will be calculated by the Ministry of Finance and Public Credit as a percentage of the net income that PEMEX generates through activities subject to the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law) on an annual basis and approved by the Mexican Congress in accordance with the terms of the Petróleos Mexicanos Law.

The amount PEMEX pays each year under this state dividend will decrease in subsequent years, reaching 0% by 2026. The Mexican Government announced that PEMEX was not required to pay a state dividend in 2016 and will not be required to pay a state dividend in 2017. Although the changes to the fiscal regime applicable to PEMEX are designed in part to reduce the Mexican Government's reliance on payments made by the company, PEMEX cannot provide assurances that it will not be required to continue to pay a large proportion of its sales revenue to the Mexican Government. As of the date of this report, PEMEX is assessing the impact that these changes may have on the company. In addition, the Mexican Government may change the applicable rules in the future.

The Mexican Government has imposed price controls in the domestic market on PEMEX's products.

The Mexican Government has from time to time imposed price controls on the sales of natural gas, liquefied petroleum gas, gasoline, diesel, gas oil intended for domestic use, fuel oil and other products.

As a result of these price controls, PEMEX has not been able to pass on all of the increases in the prices of its product purchases to PEMEX's customers in the domestic market when the peso depreciates in relation to the U.S. dollar. A depreciation of the peso increases PEMEX's cost of imported oil and oil products, without a corresponding increase in PEMEX's revenues unless the company is able to increase the price at which it sells products in Mexico. PEMEX does not control the Mexican Government's domestic policies and the Mexican Government could impose additional price controls on the domestic market in the future. The imposition of such price controls would adversely affect PEMEX's results of operations

The Mexican nation, not PEMEX, owns the hydrocarbon reserves located in Mexico and PEMEX's right to continue to extract these reserves is subject to the approval of the Ministry of Energy.

The Mexican Constitution provides that the Mexican nation, not PEMEX, owns all petroleum and other hydrocarbon reserves located in Mexico.

Article 27 of the Mexican Constitution provides that the Mexican Government will carry out exploration and production activities through agreements with third parties and through assignments to and agreements with us. The Secondary Legislation allows PEMEX and other oil and gas companies to explore and extract the petroleum and other hydrocarbon reserves located in Mexico, subject to assignment of rights by the Ministry of Energy and entry into agreements pursuant to a competitive bidding process.

Access to crude oil and natural gas reserves is essential to an oil and gas company's sustained production and generation of income, and PEMEX's ability to generate income would be materially and adversely affected if the Mexican Government were to restrict or prevent the company from exploring or extracting any of the crude oil and natural gas reserves that it has assigned to PEMEX or if it were unable to compete effectively with other oil and gas companies in future bidding rounds for additional exploration and production rights in Mexico. PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to it by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit PEMEX's ability to make capital investments.

Information on Mexico's hydrocarbon reserves is based on estimates, which are uncertain and subject to revisions.

The information on oil, gas and other reserves is based on estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner; the accuracy of any reserves estimate depends on the quality and reliability of available data, engineering and geological interpretation and subjective judgment. Additionally, estimates may be revised based on subsequent results of drilling, testing and production. These estimates are also subject to certain adjustments based on changes in variables, including crude oil prices. Therefore, proved reserves estimates may differ materially from the ultimately recoverable quantities of crude oil and natural gas. Downward revisions in PEMEX's reserve estimates could lead to lower future production, which could have an adverse effect on the company's results of operations and financial condition. Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect PEMEX's income and cash flows and the amount of hydrocarbon reserves that the company has the right to extract and sell. PEMEX revises annually its estimates of hydrocarbon reserves that it is entitled to extract and sell, which may result in material revisions to these estimates. PEMEX's ability to maintain its long term growth objectives for oil production depends on the company's ability to successfully develop its reserves, and failure to do so could prevent it from achieving its long term goals for growth in production.

PEMEX must make significant capital expenditures to maintain its current production levels, and to maintain, as well as increase, the proved hydrocarbon reserves assigned to the company by the Mexican Government. Reductions in PEMEX's income, adjustments to its capital expenditures budget and its inability to obtain financing may limit its ability to make capital investments.

Because the company's ability to maintain, as well as increase, its oil production levels is highly dependent upon the company's ability to successfully develop existing hydrocarbon reserves and, in the long term, upon its ability to obtain the right to develop additional reserves, PEMEX continually invests capital to enhance its hydrocarbon recovery ratio and improve the reliability and productivity of its infrastructure. During 2015, PEMEX's exploratory activity led to the incorporation of proved reserves of approximately 120 million barrels of oil equivalent. This amount, however, was less than the reductions made due to revisions, delimitations and decreased development and production in 2015. Accordingly, PEMEX's total proved reserves decreased by 22.1%, from 12,380 million barrels of crude oil equivalent as of December 31, 2014 to 9,632 million barrels of crude oil as of December 31, 2015.

The company's crude oil production decreased by 3.7% from 2013 to 2014, by 6.7% from 2014 to 2015, and by 5.0% from 2015 to 2016, primarily as a result of the decline of production in the Cantarell, Aceite Terciario del Golfo (ATG), Delta del Grijalva, Crudo Ligero Marino and Ixtal Manik projects.

The recent Energy Reform in Mexico outlined a process, commonly referred to as Round Zero, for the determination of PEMEX's initial allocation of rights to continue to carry out exploration and production activities in Mexico. On August 13, 2014, the Ministry of Energy granted PEMEX the right to continue to explore and develop areas that together contain 95.9% of Mexico's estimated proved reserves of crude oil and natural gas. The development of the reserves that were assigned to PEMEX pursuant to Round Zero, particularly the reserves in the deep waters of the Gulf of Mexico and in shale oil and gas fields in the Burgos basin, will demand significant capital investments and will pose significant operational challenges. PEMEX's right to develop the reserves assigned to it through Round Zero is conditioned on the company's ability to develop such reserves in accordance with its development plans, which were based on its technical, financial and operational capabilities at the time. The company cannot provide assurances that it will have or will be able to obtain, in the time frame that it expects, sufficient resources or the technical capacity necessary to explore and extract the reserves that the Mexican Government assigned to it as part of Round Zero, or that it may grant to PEMEX in the future. The decline in oil prices has forced PEMEX to make adjustments to its budget, including a significant reduction of its capital expenditures. Unless it is able to increase its capital expenditures, it may not be able to develop the reserves assigned to it in accordance with its development plans. PEMEX would lose the right to continue to extract these reserves if it fails to develop them in accordance with its development plans, which could adversely affect its operating results and financial condition. In addition, increased competition in the oil and gas sector in Mexico may increase the costs of obtaining additional acreage in bidding rounds for the rights to new reserves.

PEMEX's ability to make capital expenditures is limited by the substantial taxes and duties that it pays to the Mexican Government, the ability of the Mexican Government to adjust certain aspects of the company's annual budget, cyclical decreases in its revenues primarily related to lower oil prices and any constraints on its liquidity. The availability of financing may limit the company's ability to make capital investments that are necessary to maintain current production levels and increase the proved hydrocarbon reserves that it is entitled to extract. Nevertheless, the recent Energy Reform has provided PEMEX with opportunities to enter into strategic alliances and partnerships, which may reduce its capital commitments and allow it to participate in projects for which the company is more competitive. However, no assurance can be provided that these strategic alliances and partnerships will be successful or reduce PEMEX's capital commitments.

Increased competition in the energy sector due to the new legal framework in Mexico could adversely affect PEMEX's business and financial performance.

The Mexican Constitution and the Ley de Hidrocarburos (Hydrocarbons Law) allows other oil and gas companies, in addition to PEMEX, to carry out certain activities related to the energy sector in Mexico, including exploration and extraction activities, as well as the import and sale of gasoline. As of the date of this report, the Mexican Government has entered into production sharing contracts with other oil and gas companies following the competitive bidding processes held in July and September 2015 for shallow water blocks and in December 2015 for exploratory blocks and discovered fields in onshore areas. Additional competitive bidding processes will take place in the future. As a result, PEMEX faces competition for the right to explore and develop new oil and gas reserves in Mexico and to import and sell gasoline. PEMEX will also likely face competition in connection with certain refining, transportation and processing activities. In addition, increased competition could make it difficult for PEMEX to hire and retain skilled personnel. If PEMEX is unable to compete successfully with other oil and gas companies in the energy sector in Mexico, its results of operations and financial condition may be adversely affected.

Un-confiscation of PEMEX´s fixed assets

Under the Petróleos Mexicanos Law, the Company cannot be subject to a bankruptcy proceeding until its assets have not been disincorporated of the public domain regime by PEMEX's Board of Directors.

PEMEX may claim some immunity under the Foreign Sovereign Immunities Act and Mexican law, and your ability to sue or recover may be limited.

PEMEX is a public sector entity of the Mexican Government. Accordingly, you may not be able to obtain a judgment in a U.S. court against PEMEX unless the U.S. court determines that PEMEX is not entitled to sovereign immunity with respect to that action. Under certain circumstances, Mexican law may limit your ability to enforce judgments against the company in the courts of Mexico. The company also does not know whether Mexican courts would enforce judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws. Therefore, even if you were able to obtain a U.S. judgment against us, you might not be able to obtain a judgment in Mexico that is based on that U.S. judgment. Moreover, you may not be able to enforce a judgment against PEMEX's property in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act of 1976, as amended. Finally, if you were to bring an action in Mexico seeking to enforce PEMEX's obligations under any securities issued by Petróleos Mexicanos, satisfaction of those obligations may be made in pesos, pursuant to the laws of Mexico.

PEMEX's directors and officers, as well as some of the experts named in the Form 20-F, reside outside the United States. Substantially all of the company's assets and those of most of its directors, officers and experts are located outside the United States. As a result, investors may not be able to effect service of process on PEMEX's directors or officers or those experts within the United States.

Risk factors related to the Certificados Bursátiles

Secondary Market for the Certificados Bursátiles

Currently, Certificados Bursátiles (peso-denominated publicly traded notes) present low operation levels in the secondary market and the Company cannot provide assurances that there will be a sustained development of said market. These notes have been registered in the Registro Nacional de Valores (Mexican National Securities Registry, RNV) and are traded in the Bolsa Mexicana de Valores (Mexican Stock Exchange). Notwithstanding, the Company cannot provide assurances that there will be an active market to trade these Certificados Bursátiles, or that they will be traded at par or above its initial offering. The previous could limit the holders' capacity to sell them at the price, moment and amount that they may wish to. Therefore, potential investors must be prepared to assume the risk in investing in Certificados Bursátiles until their maturity.

To promote liquidity to Certificados Bursátiles, in November 2013, the Company established a Market-Makers Program for its peso-denominated Certificados Bursátiles at fixed and floating rates, and for the Certificados Bursátiles in the form of Global Depositary Notes. This program is directed to financial institutions under applicable laws and with regard to the operating rules set forth by the Company in its website.

All of the Company's Certificados Bursátiles are registered in the RNV, and the Company has no other type of securities in said Registry.

The Company considers it has fulfilled its obligations as a securities issuer, and it has met the payment of principal and interests derived from the issuance of its notes.

Use of Proceeds

The total amount of resources obtained from the Company's issuance of Certificados Bursátiles have entered the Company's treasury and have been allocated regarding its investment program, and for the payment of loans or other liabilities the Company may have, accordingly.

Public Domain Documents

Any public information that the Company has delivered to national and foreign securities regulators under the Ley del Mercado de Valores (Securities Market Law) and other applicable normativity can be accessed at the Company's website, www.pemex.com and be obtained as per request of any investor through a written request to the Company, located at Avenida Marina Nacional No. 329, Torre Ejecutiva, Piso 38, Colonia Verónica Anzures, C.P. 11311, Ciudad de México, México, Telephone No.: +52 (55)1944-9700, E-mail: ri@pemex.com.

Disclosure of results of operations and prospects [text block]

EXPLORATION AND PRODUCTION 2Q17

Crude Oil Production

During the second quarter of 2017, total oil crude production was stable and averaged 2,013 Mbd, a 7.5% decrease as compared to the same period of 2016. This variation was primarily due to:

- a 21.0% decrease in extra-light crude oil production, due to a natural decline in production, as well as an increase in the fractional water flow of wells of the Samaria-Luna, Bellota-Jujo and Litoral de Tabasco business units;
- a 10.1% reduction in production of light crude oil, primarily due to a natural decline in production at the Chuhuk, Ixtal, Chuc and Kuil fields of the Abkatún-Pol-Chuc business unit of the Southwestern Marine region, as well as at Tsimin of the Litoral de Tabasco business unit and Artesa of the Macuspana-Muspac, both in the South region. The decline was partially offset by an increase in production at the Xanab field of the Litoral de Tabasco business unit, raising output from 126 Mbd during the second quarter of 2016, to 170 Mbd during the second quarter of 2017; and
- a 2.3% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit of the Northeastern Marine region. The decrease was partially offset by the production platform of the Ku-Maloob-Zaap business unit, which is above 870 Mbd, and provides stability to the heavy crude oil process.

Natural Gas Production

During the second quarter of 2017, total natural gas production decreased by 12.3% (does not include nitrogen) to 4,336 MMcfd, as a result of:

- an 9.0% decrease in associated gas production, primarily due to the natural decline in production of crude oil and an increase in the fractional water flow of wells of the Abkatún-Pol-Chuc, Litoral de Tabasco, Samaria-Luna, Macuspana-Muspac and Bellota-Jujo business units; and
- a 21.5% decrease in non-associated gas production during the period, mainly due to a natural decline in production at the Veracruz and Burgos business units of the Northern region.

Gas Flaring

Gas flaring continues to decrease, and during the second quarter of 2017 it was reduced by 64.2%, to 215 MMcfd, primarily as a result of the completion of works for gas utilization on marine rigs.

As a result, natural gas (including nitrogen) use as a percentage of production during the period amounted to 95.9%.

Infrastructure

During the second quarter of 2017, the average number of operating wells totaled 8,022, a 10.2% decrease as compared to the same period of 2016.

The completion of wells decreased by 14, primarily due to a decrease in the completion of development wells. This was a result of a scheduled reduction of development activities at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units. Compared to the perforation plan of the second quarter of 2016, the scheduled perforation was significantly reduced as a result of the budget adjustments implemented since 2016.

In addition, nine exploration wells were completed during the second quarter of 2017, a four well increase as compared to the previous year, which allows the company to continue exploration activities previously put on hold with two additional wells in shallow waters, one well in deep waters and one onshore well.

Seismic Information

No additional 2D or 3D seismic data was acquired during the second quarter of 2017.

Discoveries
As a result of the exploratory activities carried out during the second quarter of 2017, the following discoveries were made:

- Nobilis-101 and Exploratus-2DL deep water wells turned out to be potential oil and gas producers. It is worth mentioning that Nobilis-101is located in one of the blocks that PEMEX will farm-out in deep water Round 2.4;

- Jaatsul-1DL and Suuk-1A shallow water wells revealed positive results regarding oil and gas production. These wells are located in the Litoral de Tabasco business unit, which is currently our second oil producer; and

- The Chocol-1 onshore well contains oil and gas.

Other Information Related to E&P Activities

Assignment of new area
On May 30, 2017, Petróleos Mexicanos obtained approval from the National Hydrocarbons Commission (CNH) for the assignment of a new area in the deep waters of the Gulf of Mexico. The area includes a section southwest of the Nobilis field and the Chachiquin exploratory prospect. It is located within the Perdido Fold Belt, south of the maritime border with the U.S.

The Ministry of Energy will announce the assignment of Chachiquin and the portion to the southwest of Nobilis.

Round 2.1
On June 19, 2017, the CNH carried out the bidding process for Round 2.1, which comprised 15 areas in shallow waters of the Gulf of Mexico, in front of the states of Veracruz, Tabasco and Campeche. In the tender, 10 out of the 15 areas were awarded.

PEMEX was awarded two blocks, Block 2, in a consortium with the German company Deutsche Erdoel AG (DEA), and Block 8, in a consortium with Colombian company Ecopetrol.

Block 2 is located in the continental platform of the Tampico-Misantla basin, west of the Gulf of Mexico, and spans 549 km2. Petróleos Mexicanos holds a 70% stake and is the operating partner.

The submitted bid was 57.92% of the State participation value, 1.0 of additional investment factor, and a weighted value of 63.493 of the financial bid.

This joint venture with DEA will allow PEMEX to share risks and know-how with a company that has over 100 years in the industry, with operations in the United Kingdom, Norway, Egypt and Germany, among other countries.

Block 8 is located in the Southeastern Basin, and spans 586 km2. PEMEX holds a 50% stake and is the operating partner.

The bid submitted was 20.10% of State participation value, a zero additional investment factor, and a weighted value of the financial bid of 20.100.

This joint venture with Ecopetrol marks the beginning of a business relationship with one of the most important oil and gas companies in Latin America.

Due to the closeness of these blocks to assignments PEMEX holds in shallow waters, existing infrastructure will allow for the creation of synergies in exploration and development. The geological conditions and the type of fields expected in these blocks are similar to those in the areas and fields the company has been exploring for the past 40 years.

Farm-out Day
On July 10, 2017, PEMEX held the Farmout Day in Houston, Texas, to seek new joint ventures and promote the participation of potential partners in its farmouts' bidding rounds. The event gathered representatives of 116 companies, including oil and gas companies, services companies, financial institutions, investigation centers, commerce chambers and consulting firms.

The technical characteristics of the blocks were covered, in addition to the legal and fiscal aspects of the future partnership contracts and the awarding mechanisms.

For the farm-outs of Ayin-Batsil, Cárdenas-Mora and Ogarrio, applications for access to the data room were accepted until July 25. The closing date for signing up and application for a prequalification meeting will be on July 28. Submission of bids and the final results will take place on October 4. The CNH will publish the call for bids corresponding to the Nobilis-Maximino briefly.

INDUSTRIAL TRANSFORMATION 2Q17

Crude Oil Processing
During the second quarter of 2017, total crude oil processing was relatively stable as compared to the first quarter of 2017. Crude oil processing decreased by 11.4% as compared to the same period of 2016. This decrease was mainly a result of a decline in the crude oil processing at the Salina Cruz refinery, since it is out of operation since June, 14 due to an incident in the pump house.

It is worth mentioning that the emergency shutdown in this refinery was utilized to execute scheduled maintenances in advance, so the financial impact of the shutdown could be reduced. Operations are scheduled to be restarted on July 30, 2017.

PEMEX's usage of its primary distillation capacity decreased by 7.3 percentage points, mainly due to the emergency shutdown previously described. In contrast, Cadereyta, Salamanca and Tula refineries recorded an improvement in performance, with above average primary distillation capacity usage.

Production of Petroleum Products
Total petroleum products output decreased by 12.6%, primarily due to a decrease in the amount of crude oil processed. The products with the highest contraction were gasolines and diesel due to non-scheduled shutdowns in the Salina Cruz refinery and the catalytic plant at the Minatitlán refinery.

Variable Refining Margin
During the second quarter of 2017, PEMEX's National Refinery System (NRS) recorded a positive variable refining margin of U.S. $ 2.33, a U.S. $ 5.38 per barrel decrease, as acompared to the second quarter of 2016, mainly due to the recovery in oil prices and to a lesser extent to a decrease in crude oil processing.

PEMEX Gas Stations
As of June 30, 2017, PEMEX gas stations totaled 11,685, this represents a 306 increase as compared to the second quarter of 2016.

Natural Gas Processing and Production
Natural gas processing decreased by 9.5%, as compared to the second quarter of 2016, primarily due to the decreased availability of sour wet gas from the offshore and Southern regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. As a result, dry gas production decreased by 10.6% and natural gas liquids production decreased by 5.0%, recording 296 Mbd.

Condensates processing decreased by 20.1% as compared to the same period of 2016, primarily due to a decline in the supply of sweet and sour condensates from Burgos and Nuevo Pemex, respectively.

Petrochemicals Production
The production of petrochemical products recorded 687 Mt, a 30.6% decrease, as compared to the second quarter of 2016, primarily due to the following:

- an 89 Mt decrease in the ethane derivatives chain, due to lower supply of ethane;
- a 73 Mt decrease in the methane derivatives chain, due to non-scheduled shutdown at the methanol plant in the Independencia Petrochemical Complex and less availability of natural gas;

- a 40 Mt reduction in the aromatics and derivatives chain, due to the scheduled shutdown of the Continuous Catalytic Regeneration (CCR) and the closure of the styrene plant explained by the low supply of ethane at the Cangrejera Petrochemical Complex; and

- a 16 Mt decrease in the propylene and derivatives chain, due to non-scheduled shutdown of the CCR plant at the Madero refinery, and the closure of the acrylonitrile plant at the Morelos Petrochemical Complex after the end of the contract with Unigel in September 2016;

- a decline in production of other petrochemicals, primarily due to a decrease in production of sulfur (-37 Mt), BTX liquefiable hydrocarbons (-22 Mt) and octane base gasoline (-14 Mt), among others, due to lower crude oil processing and sour gas.

Other Information Related to Industrial Transformation Activities

Ethylene Oxide Auction
Pemex Ethylene, subsidiary company of Petróleos Mexicanos, successfully concluded the electronic auction to award ethylene oxide, which is an essential product for the chemical industry, as it is a part of the value chain of end products such as plastics, pharmaceuticals and anti-freeze products, among others.

Ten companies participated in the bidding process and the available amount was fully awarded, at an equilibrium price between supply and demand and placed at a higher level than the historical price.

This procedure aligns with the best practices in international competition and allows for the exploration of alternatives to increase availability and supply of ethylene oxide to the industry in the country.

Incident at Salina Cruz Refinery
On Jun 14, 2017, a fire occurred at the Antonio Dovalí refinery in Salina Cruz, Oaxaca, in pumping station number 6, where the export oil pumps and load oil pumps are located. The blast was preceded by a flooding caused by tropical storm Calvin. Various areas of the refinery were flooded, which caused the overflow of water with crude residue from storage tanks. Preliminary findings show that this product reached ignition point due to the flooding, causing a fire to break out. Unfortunately, a PEMEX fire fighter died trying to extinguish the fire.

The refinery is expected to restart operations by July 30, 2017. PEMEX is carrying out cleaning activities and restoration of the affected site, in addition to general maintenance. The installation of new crude oil pumps to feed into the refinery is underway, on a site different from the area where the fire occurred. This will allow the company to start pumping crude oil even before the cleanup and recovery work in the affected area has concluded.

Pemex Logistics Open Season
On July 17, PEMEX signed contracts with Tesoro for the first Open Season to use PEMEX's pipeline and storage capacity in the states of Sonora and Baja California. These contracts will be valid for a three-year period.

INDUSTRIAL SAFETY

Frequency Index
As of June 30, 2017, the frequency index recorded 0.15 injuries per million man-hours worked (MMhh), a 60.9% decrease compared to the same period of 2016. It is worth mentioning that during the second quarter of 2016 the Cangrejera Petrochemical Complex and the Dos Bocas-Cactus Maritime Terminal recorded incidents that impacted this index.

The frequency index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Severity Index
During the second quarter of 2017, the severity index was 17 days lost per MMhh, a 39.3% decrease as compared to the same period of 2016.

To reverse the trend observed in severe accidents, Petróleos Mexicanos reinforces Safety, Health and Environmental Protection's (SSPA for its acronym in Spanish) initiatives, such as the follow-up to audit and technical support programs for the effective execution of the SSPA, evaluations to SSPA leaders, compliance with SSPA's ZERO Tolerance's twelve guidelines, individual development plans and SSPA career plans.

Additionally, the following campaigns are being carried out in 2017: "Safety, order and cleanness"; "Same level fall prevention" (this type of accident accounted for approximately 23% of the incapacitating injuries in the last two years); and "Everyone safe, everyone on board" (specifically in Pemex Exploration and Production and Pemex Perforation) in order to increase safety and health.

Lowest Accident Frequency Achievement
On May 19, 2017, Pemex Exploration and Production received from the Agency of Safety, Energy and Environment (ASEA), the award for high performance in safety, health and environmental protection, for achieving the lowest accident frequency index in its history in 2016, with 0.25 injuries per million man hours worked. This figure represents a decrease of 45% compared to 2015.

ENVIRONMENTAL PROTECTION

Sulfur Oxide Emissions
During the second quarter of 2017, sulfur oxide emissions decreased by 21.9% as compared to the second quarter of 2016, primarily due to:

- the reduction of acid gas emissions to burners at the Gas Processing Complexes at Nuevo Pemex and Poza Rica. The sulfur plants restarted operations after the maintenance carried out in 2016; and
- Pemex Exploration and Production's increase in gas utilization.

Water Reuse

During the second quarter of 2017, water reuse increased by 42.3% as compared to the same period of 2016, primarily due to the Water Supply Collaboration Agreement (WSCA, signed between the Madero refinery and a municipal water commission). The agreement aims to treat urban waste water in a local treatment plant placed at the Río Pánuco to be used at the Francisco I. Madero refinery.

Financial position, liquidity and capital resources [text block]

QUARTERLY FINANCIAL RESULTS 2Q17

Total Sales

During the second quarter of 2017, total sales increased by 26.1%, as compared to the same period of 2016, mainly as a result of:

- a 41.8% increase in domestic sales, mainly in gasolines, diesel and fuel oil, primarily as a consequence of the recovery in international crude oil prices. The volume of gasolines sold in Mexico decreased by 2.8%; the volume of diesel decreased by 3.1%, and fuel oil domestic sales volume increased by 17%; and
- an 4.3% increase in exports, largely explained by the recovery in international crude oil prices, from U.S. $36.59 per barrel in the second quarter of 2016 to U.S. $42.80 per barrel in the same period of 2017, notwithstanding 7.6% and 19.6% decreases in export volumes of crude oil and petroleum products, respectively.

The increase in domestic sales also presents an important effect due to the new pricing scheme, implemented in 2017. This scheme modifies the calculation formula of maximum prices of gasolines and diesel and recognizes logistics and distribution costs, in addition to the effect of the Mexican peso against the U.S. dollar exchange rate. In addition, the sale prices of gasoline and diesel are being gradually liberalized throughout the country.

This result was partially offset by a 31.7% or $6.3 billion decrease in the domestic sales of liquefied petroleum gas (LPG), as a consequence of the loss of market share due to the increased competition as a result of the market opening to imports in 2016.

Gross & Operating Income

Cost of sales increased by 120.8%, primarily as a result of:

- a 25.5% or $21.1 billion increase in purchases for resale, primarily of gasolines and diesel, to satisfy the local demand of petroleum products. The price-effect of this increase was 51%, and the volume-effect was 49%;
- an 81% reduction in fixed assets impairment. During 2Q16, the company reduced more fixed assets impairment than in 2Q17, as a result of the steepening of the oil futures price curve;

- an $11.5 billion increase in operating costs and expenses, mostly explained by the payment of Integrated Exploration and Production Contracts (CIEPs) ; and
- a 17.5% increase in extraction duties, recorded under cost of sales, mainly as a result of the recovery in international crude oil prices;

As a consequence, gross income decreased by 29.4% as compared to the second quarter of 2016, and totaled $113.7 billion.

Total operating expenses (transportation and distribution expenses and administrative expenses) were stable, in line with the discipline and cost-efficiency policy implemented since 2016.

As a result, operating income increased by totaled $71.5 billion.

Taxes and Duties

During the second quarter of 2017, total taxes and duties amounted to $99.7 billion, a 46.4% increase as compared to the same period of 2016, mainly as a result of a 50.6% increase in the Profit-Sharing Duty due to the recovery in crude oil prices, from U.S. $36.59 per barrel during the second quarter of 2016 to U.S. $42.80 per barrel during the second quarter of 2017.

Evolution of Net Income (Loss)

Petróleos Mexicanos recorded net income for three consecutive quarters, for the first time in nearly 11 years: $72.7 billion in the fourth quarter of 2016; $87.9 billion in the first quarter of 2017 and $32.8 billion in the second quarter of 2017.

During this quarter, the company maintained the positive trend in the net results, in contrast with an $83.5 billion net loss in the second quarter of 2016, which is a 139.3% improvement. This result was mainly due to the following:

- a $167.5 billion increase in foreign exchange profit due to the appreciation of the Mexican peso against the U.S. dollar in the period. During the second quarter of 2017, the exchange rate was $17.8973 per dollar, compared to $18.9113 as of the second quarter of 2016. This variation mostly did not represent disbursements of cash;
- a $31.6 billion increase in taxes and duties, due to the recovery in crude oil prices; and
- a $30.7 billion increase in income due to financial derivatives, mainly as a result of the depreciation of the U.S. dollar against the currencies PEMEX hedges. This item was also positively impacted by the oil hedging program contracted for this year.

Comprehensive Income (Loss)

A $34.5 billion comprehensive income was recorded as a result of a $7.5 billion decrease in Other comprehensive results, mainly due to the appreciation of the Mexican peso against the U.S. dollar, and its impact in the conversion effect.

FINANCIAL INFORMATION AS OF JUNE 30, 2017

Working capital

As of June 30, 2017, the company's negative working capital amounted to $38.4 billion, a 45.7% improvement as compared to December 31, 2016, mainly as a result of:

- a $53.0 billion decrease in cash and cash equivalents, due to tax payments and debt amortizations, in addition to operating and investment expenses, which were partially offset by collections and financing activities;
- a $6.0 billion increase in inventories, mainly due to the increase in the production cost used for their valuation;
- a $43.3 decrease in suppliers liabilities as a result of the partial payment of existing obligations after the stabilization in this item to a more adequate level, in accordance with PEMEX's size. As of July 25, 2017, 98% of 2016's suppliers liabilities has been paid and the remaining 12% is scheduled to be paid during the rest of the year; and
- a $2.4 billion decrease in short-term financial debt due to the appreciation of the Mexican peso against the U.S. dollar. It is important to mention that this item also considers credit revolving facilities that do not compromise liquidity in the short-term.

Debt

Total financial debt decreased by 8.1%, mainly due to the effect of the appreciation of the Mexican peso against the U.S. dollar, and amounted to $1,823.2 billion, or U.S. $101.9 billion.

Approximately 84% of Petróleos Mexicanos' financial debt is denominated in currencies different to the Mexican peso, mainly in U.S. dollars, and for registration purposes is converted into pesos at the exchange rate at the end of the period.

As of June 30, 2017, Petróleos Mexicanos and PMI (refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd and Pro-Agroindustria, S.A. de C.V.) carried out financing activities for $286.7 billion, or U.S. $16.0 billion. Total debt payments amounted to $240.7 billion, or U.S. $13.5 billion.

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

During the first half of 2017, PEMEX spent $105.7 billion (U.S. $5.4 billion, at the established exchange average rate during the first half of 2017, of $19.4923 = U.S. $1.00.) on investment activities, which represents 51.6% of the total investment budget of $204.6 billion that was programmed for the year. These investments were allocated as follows:

- $92.0 billion to Pemex Exploration and Production, of which $21.5 billion were allocated to exploration activities;
- $9.4 billion to Industrial Transformation;
- $2.7 billion to Logistics;
- $1.2 billion to Drilling and Services;
- $0.2 billion to Ethylene;
- $0.2 billion to Petróleos Mexicanos Corporate; and
- $0.02 billion to Fertilizers.

FINANCING ACTIVITIES 2Q17

Capital Markets
Liability Management

On July 18, 2017, Petróleos Mexicanos carried out a liability management transaction to promote the adequate management of its financing structure, and a prudent administration of its finances. This transaction consisted of:

- U.S. $5.0 billion reopening of two current reference bonds:

U.S. $million	Coupon	Maturity
2,500	6.500%	March 2027
2,500	6.750%	September 2047

- U.S. $1.7 billion repurchase of bonds with expiry due in 2018 and 2019, thus lowering the amounts of debt amortization that Pemex must pay in those years.

Liquidity Management

As of July 27, 2017, Petróleos Mexicanos holds five syndicated revolving credit lines for liquidity management in the amounts of U.S. $6.7 billion and $23.5 billion. Of these lines, U.S. $6.1 billion and $23.5 billion are available.

OTHER RELEVANT INFORMATION

Combat to the illicit fuels' market

On June 1, 2017, PEMEX terminated the PEMEX Franchise contracts to seven service stations located in different municipalities in the state of Puebla, which allegedly carried out irregular fuel sales and fiscal inconsistencies. This was the result of a joint operation task between PEMEX, the Ministry of Finance and Public Credit, the Attorney General's Office, the Ministry of National Defense, the Federal Police and the Government of the state of Puebla.

Recent Appointment

On June 26, 2017, the Board of Directors of Petróleos Mexicanos approved the appointment of Armando David Palacios Hernández as Corporate Director of Alliances and New Businesses, effective July 16, 2017.

Collective Bargaining Agreement

On July 11, 2017, Petróleos Mexicanos and the Petroleum Workers' Union (STPRM, Sindicato de Trabajadores Petroleros de la República Mexicana) signed the Collective Bargaining Agreement to govern labor relations for the 2017-2019 period.

The document was signed by PEMEX's CEO, José Antonio González Anaya and the Union's Secretary General, Carlos Romero Deschamps, twenty days prior to the deadline, and established a 3.12% increase to ordinary salary.

Affirmation of Credit Rating

On June 28, 2017, Fitch Ratings confirmed PEMEX's long term international scale credit rating at BBB+ and its long term national scale credit rating at AAA(mex).

Improvement in Credit Rating Outlook

On July 18, 2017, Standard and Poor's (S&P) changed Mexico's long-term credit rating outlook from negative to stable, which directly impacted PEMEX, its subsidiaries and CFE in the same way.

Mexico's outlook revision reflects the credit rating agency's expectations of:
i)continuity in economic policies in the following two years;
ii)a fiscal policy that contains the Federal Government's debt burden;
iii)continuity in economic policies after the 2018's elections and continued implementation of recent economic reforms.

The stable outlook reflects the improvement in Mexico's fiscal balance due to economic growth and fiscal policy.

Furthermore, S&P has stated that PEMEX plays a critical role in Mexico's economy since it contributes to approximately 16% of Mexico's public-sector revenues through taxes and duties, and it has an integral link to the government, given the latter's full ownership of the company.

The stable outlook on PEMEX also reflects S&P's view that the relationship between the company and the sovereign will remain unchanged in the next couple of years. It also acknowledges PEMEX management's efficient and timely reaction to face challenges from the environment, in addition to the progress in the implementation of the tools provided by the Energy Reform.

Tax Credits or Debts

As of June 30, 2017, the principal tax credits or tax debts are as follows:

In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling $4,575,208,206 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the Primera Sección de la Sala Superior (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service. On may 24, 2017, the tax management service issued a resolution stating that the facts related to this claim have been distorted concluding the review of Pemex-refining's financial statements for the fiscal year ended December 31, 2006. Therefore, this case has concluded.

On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed $2,531,040,000 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. On June 27, 2017, the Regional Southern Zone Court, in compliance with the execution issued by the Superior Court, amends the judgment of August 31, 2016, ruling also the nullity of the cadastral certificate. Therefore, this claims has concluded.

In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value-added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately $1,553,371,704 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an amparo against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service. On May 24, 2017, the Tax Management Service issued a resolution stating that the facts related to this claim have been distorted concluding the review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006. Therefore, this case has concluded.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Key indicators

Indicator Group			Change	
	2Q16	2Q17	%	Amount
Mexican Mix (U.S. $/b)	36.59	42.80	17.0%	6.21
Regular gasoline in the USCGM (U.S. $¢/gal)	142.27	151.98	6.8%	9.71
LPG price by Decree ($/kilo)	9.60	9.68	0.8%	0.08
International reference LPG ($/kilo)	6.04	10.19	68.8%	4.15
Natural gas (Henry Hub) (U.S. $/MMBtu)	2.13	3.05	42.9%	0.91
$per U.S. $	18.9113	17.8973	-5.4%	(1.01)

Indicator Group	Indicators	
	2Q16	2Q17
Net Income (Loss) / Total Sales	(0.33)	0.10
Income before Taxes and Duties / Total Sales	(0.06)	0.41
Taxes and Duties / Total Sales	0.27	0.31
Net Income (Loss) / Equity	0.06	(0.03)
Income before Taxes and Duties / Total Assets	(0.01)	0.06
Net Income (Loss) / Total Assets	(0.04)	0.01

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations

Cumulative and quarterly variations are calculated comparing the period with the realized one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos' 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention that PEMEX's current financing agreements do not include financial covenants or events of default that would be triggered as a result of PEMEX having negative equity.

Methodology

The methodology of the information disclosed may change in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that PEMEX maintains its consolidated financial statements and accounting records in pesos. As of June 30, 2017, the exchange rate of $17.8973 = U.S. $1.00 is used.

Fiscal Regime

Beginning January 1, 2015, Petróleos Mexicanos' fiscal regime is governed by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law). From January 1, 2006 and to December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

On April 18, 2016, a decree was published in the Official Gazette of the Federation that allows assignment operators to choose between two schemes to calculate the cap on permitted deductions applicable to the Profit-Sharing Duty: (i) the scheme established within the Hydrocarbons Revenue Law, based on a percentage of the value of extracted hydrocarbons; or (ii) the scheme proposed by the SHCP, calculated upon established fixed fees, U.S. $6.1 for shallow water fields and U.S. $8.3 for onshore fields.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law *"Ley del Impuesto Especial sobre Producción y Servicios"*. As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. In 2016, the SHCP published a decree trough which it modified the calculation of the IEPS, based on the past five months of international reference price quotes for gasoline and diesel.

As of January 1 2016, and until December 31, 2017, the SHCP will establish monthly fixed maximum prices of gasoline and diesel based on the following: maximum prices will be referenced to prices in the U.S. Gulf Coast, plus a margin that includes retails, freight, transportation, quality adjustment and management costs, plus the applicable IEPS to automotive fuel, plus other concepts (IEPS tax on fossil fuel, established quotas on the IEPS Law and value added tax).

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Until December 31, 2017, the Mexican Government is authorized to continue issuing pricing decrees to regulate the maximum prices for the retail sale of gasoline and diesel fuel, taking into account transportation costs between regions, inflation and the volatility of international fuel prices, among other factors. Beginning in 2018, the prices of gasoline and diesel fuel will be freely determined by market conditions. However the Federal Commission for Economic Competition, based on the existence of effective competitive conditions, has the authority to declare that prices of gasoline and diesel fuel are to be freely determined by market conditions before 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications. On August 13, 2015, the CNH published the Guidelines that govern the valuation and certification of Mexico's reserves and the related contingency resources.

Effective January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in PEMEX's Form 20-F and its Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This document contains forward-looking statements. There may also be written or oral forward-looking statements in PEMEX's periodic reports to the CNBV and the SEC, in its annual reports, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by PEMEX's officers, directors or employees to third parties. PEMEX may include forward-looking statements that address, among other things, their:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to their lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including their ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of their assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond PEMEX's control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on the company from competition, including on PEMEX's ability to hire and retain skilled personnel;
- limitations on their access to sources of financing on competitive terms;
- their ability to find, acquire or gain access to additional reserves and to develop the reserves that PEMEX obtains successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in PEMEX's legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, readers should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and PEMEX undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and PEMEX's most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

ACCRONYMS USED IN THIS DOCUMENT
Thousand barrels per day (Mbd)
Million barrels (MMb)
Million barrels of oil equivalent (MMboe)
Million barrels of oil equivalent per day (MMboed)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (U.S. $)
Mexican pesos ($)
Euros (EUR)
Swiss Francs (CHF)
Japanese yens (JPY)
Meters (m)
Kilometers (km)
Square kilometers (km2)

Internal control [text block]

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives [text block]

[110000] General information about financial statements

Ticker:	PEMEX
Period covered by financial statements:	2017-01-01 al 2017-06-30
Date of end of reporting period:	2017-06-30
Name of reporting entity or other means of identification:	PEMEX
Description of presentation currency:	MXN
Level of rounding used in financial statements:	miles
Consolidated:	Yes
Number of quarter:	2
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:	
Description of nature of financial statements:	

Disclosure of general information about financial statements [text block]

Follow-up of analysis [text block]

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2017-06-30	Close Previous Exercise 2016-12-31
Statement of financial position [abstract]		
Assets [abstract]		
Current assets [abstract]		
Cash and cash equivalents	110,530,917,000	163,532,513,000
Trade and other current receivables	134,340,335,000	133,656,083,000
Current tax assets, current	0	0
Other current financial assets	19,257,681,000	4,857,470,000
Current inventories	51,942,558,000	45,892,061,000
Current biological assets	0	0
Other current non-financial assets	0	0
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	316,071,491,000	347,938,127,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	7,396,196,000	7,460,674,000
Total current assets	323,467,687,000	355,398,801,000
Non-current assets [abstract]		
Trade and other non-current receivables	150,532,923,000	148,607,602,000
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	5,653,589,000	16,506,166,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	21,023,164,000	23,154,632,000
Property, plant and equipment	1,622,632,587,000	1,667,284,270,000
Investment property	0	0
Goodwill	0	0
Intangible assets other than goodwill	17,625,807,000	18,609,867,000
Deferred tax assets	95,346,086,000	100,324,689,000
Other non-current non-financial assets	0	0
Total non-current assets	1,912,814,156,000	1,974,487,226,000
Total assets	2,236,281,843,000	2,329,886,027,000
Equity and liabilities [abstract]		
Liabilities [abstract]		
Current liabilities [abstract]		
Trade and other current payables	108,389,144,000	151,649,540,000
Current tax liabilities, current	46,208,792,000	48,839,596,000
Other current financial liabilities	185,042,683,000	207,034,144,000
Other current non-financial liabilities	22,241,543,000	18,666,607,000
Current provisions [abstract]		
Current provisions for employee benefits	0	0
Other current provisions	0	0
Total current provisions	0	0
Total current liabilities other than liabilities included in disposal groups classified as held for sale	361,882,162,000	426,189,887,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	361,882,162,000	426,189,887,000
Non-current liabilities [abstract]		
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,649,423,877,000	1,807,004,542,000

Concept	Close Current Quarter 2017-06-30	Close Previous Exercise 2016-12-31
Other non-current non-financial liabilities	9,175,641,000	16,837,894,000
Non-current provisions [abstract]		
Non-current provisions for employee benefits	1,251,944,629,000	1,220,409,436,000
Other non-current provisions	80,142,039,000	88,317,878,000
Total non-current provisions	1,332,086,668,000	1,308,727,314,000
Deferred tax liabilities	4,699,826,000	4,134,537,000
Total non-current liabilities	2,995,386,012,000	3,136,704,287,000
Total liabilities	3,357,268,174,000	3,562,894,174,000
Equity [abstract]		
Issued capital	400,275,038,000	400,275,038,000
Share premium	0	0
Treasury shares	0	0
Retained earnings	(1,350,157,878,000)	(1,470,860,449,000)
Other reserves	(172,025,191,000)	(163,399,441,000)
Total equity attributable to owners of parent	(1,121,908,031,000)	(1,233,984,852,000)
Non-controlling interests	921,700,000	976,705,000
Total equity	(1,120,986,331,000)	(1,233,008,147,000)
Total equity and liabilities	2,236,281,843,000	2,329,886,027,000

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2017-01-01 - 2017-06-30	Accumulated Previous Year 2016-01-01 - 2016-06-30	Quarter Current Year 2017-04-01 - 2017-06-30	Quarter Previous Year 2016-04-01 - 2016-06-30
Profit or loss [abstract]				
Profit (loss) [abstract]				
Revenue	671,049,046,000	480,698,515,000	322,463,535,000	255,709,275,000
Cost of sales	466,721,308,000	256,928,795,000	208,726,142,000	94,512,140,000
Gross profit	204,327,738,000	223,769,720,000	113,737,393,000	161,197,135,000
Distribution costs	11,534,095,000	13,223,291,000	6,519,671,000	6,997,583,000
Administrative expenses	58,823,214,000	55,056,669,000	30,666,104,000	28,133,665,000
Other income	19,597,930,000	3,626,083,000	3,726,437,000	3,421,138,000
Other expense	9,285,889,000	3,931,072,000	8,737,015,000	5,401,574,000
Profit (loss) from operating activities	144,282,470,000	155,184,771,000	71,541,040,000	124,085,451,000
Finance income	35,050,789,000	13,144,263,000	26,033,410,000	1,786,740,000
Finance costs	(145,633,661,000)	180,015,717,000	(34,245,829,000)	140,771,754,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	874,954,000	(711,162,000)	633,428,000	(496,111,000)
Profit (loss) before tax	325,841,874,000	(12,397,845,000)	132,453,707,000	(15,395,674,000)
Tax income (expense)	205,126,125,000	133,080,828,000	99,673,252,000	68,070,485,000
Profit (loss) from continuing operations	120,715,749,000	(145,478,673,000)	32,780,455,000	(83,466,159,000)
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	120,715,749,000	(145,478,673,000)	32,780,455,000	(83,466,159,000)
Profit (loss), attributable to [abstract]				
Profit (loss), attributable to owners of parent	120,702,571,000	(145,536,200,000)	32,761,346,000	(83,489,174,000)
Profit (loss), attributable to non-controlling interests	13,178,000	57,527,000	19,109,000	23,015,000
Earnings per share [text block]				
Earnings per share [abstract]				
Earnings per share [line items]				
Basic earnings per share [abstract]				
Basic earnings (loss) per share from continuing operations	0	0	0	0
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	0	0	0	0
Diluted earnings per share [abstract]				
Diluted earnings (loss) per share from continuing operations	0	0	0	0
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0	0	0	0

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2017-01-01 - 2017-06-30	Accumulated Previous Year 2016-01-01 - 2016-06-30	Quarter Current Year 2017-04-01 - 2017-06-30	Quarter Previous Year 2016-04-01 - 2016-06-30
Statement of comprehensive income [abstract]				
Profit (loss)	120,715,749,000	(145,478,673,000)	32,780,455,000	(83,466,159,000)
Other comprehensive income [abstract]				
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]				
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	(10,301,672,000)	(43,831,000)	1,674,187,000	(52,518,000)
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(10,301,672,000)	(43,831,000)	1,674,187,000	(52,518,000)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]				
Exchange differences on translation [abstract]				
Gains (losses) on exchange differences on translation, net of tax	0	8,438,281,000	0	9,237,397,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	0	8,438,281,000	0	9,237,397,000
Available-for-sale financial assets [abstract]				
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	1,607,739,000	60,036,000	62,776,000	72,109,000
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	1,607,739,000	60,036,000	62,776,000	72,109,000
Cash flow hedges [abstract]				
Gains (losses) on cash flow hedges, net of tax	0	0	0	0
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	0	0	0	0
Hedges of net investment in foreign operations [abstract]				
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options [abstract]				
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts [abstract]				
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0

Concept	Accumulated Current Year 2017-01-01 - 2017-06-30	Accumulated Previous Year 2016-01-01 - 2016-06-30	Quarter Current Year 2017-04-01 - 2017-06-30	Quarter Previous Year 2016-04-01 - 2016-06-30
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads [abstract]				
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	1,607,739,000	8,498,317,000	62,776,000	9,309,506,000
Total other comprehensive income	(8,693,933,000)	8,454,486,000	1,736,963,000	9,256,988,000
Total comprehensive income	112,021,816,000	(137,024,187,000)	34,517,418,000	(74,209,171,000)
Comprehensive income attributable to [abstract]				
Comprehensive income, attributable to owners of parent	112,076,821,000	(137,111,101,000)	34,519,061,000	(74,258,014,000)
Comprehensive income, attributable to non-controlling interests	(55,005,000)	86,914,000	(1,643,000)	48,843,000

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2017-01-01 - 2017-06-30	Accumulated Previous Year 2016-01-01 - 2016-06-30
Statement of cash flows [abstract]		
Cash flows from (used in) operating activities [abstract]		
Profit (loss)	120,715,749,000	(145,478,673,000)
Adjustments to reconcile profit (loss) [abstract]		
Discontinued operations	0	0
Adjustments for income tax expense	10,711,749,000	48,852,416,000
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	73,422,650,000	63,920,590,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	3,401,410,000	(99,024,380,000)
Adjustments for provisions	16,009,547,000	36,578,960,000
Adjustments for unrealised foreign exchange losses (gains)	(202,112,496,000)	122,761,003,000
Adjustments for share-based payments	0	0
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	0	(5,578,658,000)
Participation in associates and joint ventures	(874,954,000)	711,162,000
Adjustments for decrease (increase) in inventories	(6,050,497,000)	(4,538,307,000)
Adjustments for decrease (increase) in trade accounts receivable	1,575,743,000	(83,199,786,000)
Adjustments for decrease (increase) in other operating receivables	(38,235,582,000)	(4,203,491,000)
Adjustments for increase (decrease) in trade accounts payable	(43,260,396,000)	(39,099,855,000)
Adjustments for increase (decrease) in other operating payables	3,574,869,000	7,562,387,000
Other adjustments for non-cash items	4,184,710,000	30,571,410,000
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	0	0
Total adjustments to reconcile profit (loss)	(177,653,247,000)	75,313,451,000
Net cash flows from (used in) operations	(56,937,498,000)	(70,165,222,000)
Dividends paid	0	0
Dividends received	(193,731,000)	(128,051,000)
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	49,612,925,000	43,146,606,000
Net cash flows from (used in) operating activities	(7,518,304,000)	(27,146,667,000)
Cash flows from (used in) investing activities [abstract]		
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	(3,908,781,000)
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	0	0
Purchase of property, plant and equipment	32,055,318,000	56,288,994,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	0	0
Proceeds from sales of other long-term assets	0	0

Concept	Accumulated Current Year 2017-01-01 - 2017-06-30	Accumulated Previous Year 2016-01-01 - 2016-06-30
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	1,448,120,000	(1,265,879,000)
Net cash flows from (used in) investing activities	(30,607,198,000)	(61,463,654,000)
Cash flows from (used in) financing activities [abstract]		
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	(26,500,000,000)
Proceeds from borrowings	286,723,631,000	352,152,814,000
Repayments of borrowings	240,735,745,000	180,923,641,000
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	51,576,682,000	39,077,096,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) financing activities	(5,588,796,000)	158,652,077,000
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(43,714,298,000)	70,041,756,000
Effect of exchange rate changes on cash and cash equivalents [abstract]		
Effect of exchange rate changes on cash and cash equivalents	(9,287,298,000)	6,900,392,000
Net increase (decrease) in cash and cash equivalents	(53,001,596,000)	76,942,148,000
Cash and cash equivalents at beginning of period	163,532,513,000	109,368,880,000
Cash and cash equivalents at end of period	110,530,917,000	186,311,028,000

[610000] Statement of changes in equity - Accumulated Current

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	400,275,038,000	0	0	(1,470,860,449,000)	0	50,720,022,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	120,702,571,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(10,233,489,000)	0	0	0
Total comprehensive income	0	0	0	120,702,571,000	0	(10,233,489,000)	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	120,702,571,000	0	(10,233,489,000)	0	0	0
Equity at end of period	400,275,038,000	0	0	(1,350,157,878,000)	0	40,486,533,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,564,130,000)	0	(208,555,333,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	1,607,739,000	0	0	0	0	0	0
Total comprehensive income	0	0	1,607,739,000	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	1,607,739,000	0	0	0	0	0	0
Equity at end of period	0	0	(3,956,391,000)	0	(208,555,333,000)	0	0	0	0

Sheet 3 of 3	Components of equity [axis] Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(163,399,441,000)	(1,233,984,852,000)	976,705,000	(1,233,008,147,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	120,702,571,000	13,178,000	120,715,749,000
Other comprehensive income	0	0	0	(8,625,750,000)	(8,625,750,000)	(68,183,000)	(8,693,933,000)
Total comprehensive income	0	0	0	(8,625,750,000)	112,076,821,000	(55,005,000)	112,021,816,000
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(8,625,750,000)	112,076,821,000	(55,005,000)	112,021,816,000
Equity at end of period	0	0	0	(172,025,191,000)	(1,121,908,031,000)	921,700,000	(1,120,986,331,000)

[610000] Statement of changes in equity - Accumulated Previous

Sheet 1 of 3	Components of equity [axis]								
	Issued capital [member]	Share premium [member]	Treasury shares [member]	Retained earnings [member]	Revaluation surplus [member]	Reserve of exchange differences on translation [member]	Reserve of cash flow hedges [member]	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments [member]	Reserve of change in value of time value of options [member]
Statement of changes in equity [line items]									
Equity at beginning of period	238,335,426,000	0	0	(1,264,241,629,000)	0	29,550,360,000	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	(145,536,200,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	8,408,894,000	0	0	0
Total comprehensive income	0	0	0	(145,536,200,000)	0	8,408,894,000	0	0	0
Issue of equity	26,500,000,000	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	26,500,000,000	0	0	(145,536,200,000)	0	8,408,894,000	0	0	0
Equity at end of period	264,835,426,000	0	0	(1,409,777,829,000)	0	37,959,254,000	0	0	0

Sheet 2 of 3	Components of equity [axis]								
	Reserve of change in value of forward elements of forward contracts [member]	Reserve of change in value of foreign currency basis spreads [member]	Reserve of gains and losses on remeasuring available-for-sale financial assets [member]	Reserve of share-based payments [member]	Reserve of remeasurements of defined benefit plans [member]	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale [member]	Reserve of gains and losses from investments in equity instruments [member]	Reserve of change in fair value of financial liability attributable to change in credit risk of liability [member]	Reserve for catastrophe [member]
Statement of changes in equity [line items]									
Equity at beginning of period	0	0	(5,771,947,000)	0	(329,801,386,000)	0	0	0	0
Changes in equity [abstract]									
Comprehensive income [abstract]									
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	60,036,000	0	(43,831,000)	0	0	0	0
Total comprehensive income	0	0	60,036,000	0	(43,831,000)	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	60,036,000	0	(43,831,000)	0	0	0	0
Equity at end of period	0	0	(5,711,911,000)	0	(329,845,217,000)	0	0	0	0

	Components of equity [axis]						
Sheet 3 of 3	Reserve for equalisation [member]	Reserve of discretionary participation features [member]	Other comprehensive income [member]	Other reserves [member]	Equity attributable to owners of parent [member]	Non-controlling interests [member]	Equity [member]
Statement of changes in equity [line items]							
Equity at beginning of period	0	0	0	(306,022,973,000)	(1,331,929,176,000)	253,278,000	(1,331,675,898,000)
Changes in equity [abstract]							
Comprehensive income [abstract]							
Profit (loss)	0	0	0	0	(145,536,200,000)	57,527,000	(145,478,673,000)
Other comprehensive income	0	0	0	8,425,099,000	8,425,099,000	29,387,000	8,454,486,000
Total comprehensive income	0	0	0	8,425,099,000	(137,111,101,000)	86,914,000	(137,024,187,000)
Issue of equity	0	0	0	0	26,500,000,000	0	26,500,000,000
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	8,425,099,000	(110,611,101,000)	86,914,000	(110,524,187,000)
Equity at end of period	0	0	0	(297,597,874,000)	(1,442,540,277,000)	340,192,000	(1,442,200,085,000)

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2017-06-30	Close Previous Exercise 2016-12-31
Informative data of the Statement of Financial Position [abstract]		
Capital stock (nominal)	400,275,038,000	400,275,038,000
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	7,217,610,944	6,737,404,029
Number of executives	0	0
Number of employees	128,616	126,052
Number of workers	0	0
Outstanding shares	0	0
Repurchased shares	0	0
Restricted cash	0	10,478,626,000
Guaranteed debt of associated companies	0	0

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2017-01-01 - 2017-06-30	Accumulated Previous Year 2016-01-01 - 2016-06-30	Quarter Current Year 2017-04-01 - 2017-06-30	Quarter Previous Year 2016-04-01 - 2016-06-30
Informative data of the Income Statement [abstract]				
Operating depreciation and amortization	73,422,431,000	63,920,586,000	37,708,701,000	36,915,835,000

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2016-07-01 - 2017-06-30	Previous Year 2015-07-01 - 2016-06-30
Informative data - Income Statement for 12 months [abstract]		
Revenue	671,049,046,000	480,698,515,000
Profit (loss) from operating activities	144,282,470,000	155,184,771,000
Profit (loss)	120,715,750,000	(145,478,673,000)
Profit (loss), attributable to owners of parent	120,702,571,000	(145,536,200,000)
Operating depreciation and amortization	73,422,431,000	63,920,586,000

[800001] Breakdown of credits

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Banks [abstract]																
Foreign trade																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured																
BANCO BILBAO VIZCA (1) (8) - 1	SI	2010-12-30	2020-12-30	LIBORUSD06 1.45% + 0.70	0	0	0	0	0	0	122,170,000	122,170,000	244,340,000	244,340,000	122,170,000	0
BANK OF AMERICA N. (1) (8) - 2	SI	2011-12-29	2022-03-30	LIBORUSD06 1.42% + 0.28	0	0	0	0	0	0	178,973,000	178,973,000	357,946,000	357,946,000	357,946,000	344,159,000
BNP PARIBAS (1) (8) - 3	SI	2010-12-14	2020-12-21	LIBORUSD06 1.43% + 0.30	0	0	0	0	0	0	357,946,000	357,946,000	715,892,000	715,892,000	357,946,000	0
CITIBANK INTERNATI (1) (8) - 4	SI	2010-12-22	2019-06-24	LIBORUSD06 1.44% + 0.77	0	0	0	0	0	0	433,950,000	433,950,000	867,900,000	0	0	0
CITIBANK NA (1) (8) - 5	SI	2015-09-30	2025-12-15	LIBORUSD06 1.42% + 0.45	0	0	0	0	0	0	447,432,000	447,432,000	894,865,000	894,865,000	894,865,000	3,986,827,000
CREDIT AGRICOLE CI (1) (8) - 6	SI	2015-09-30	2025-12-15	LIBORUSD06 1.42% + 0.45	0	0	0	0	0	0	425,060,000	425,060,000	850,121,000	850,121,000	850,121,000	3,787,524,000
EXPORT DEVELOPMENT (1) (8) - 7	SI	2010-08-11	2020-09-11	LIBORUSD06 1.44% + 0.30	0	0	0	0	0	0	447,432,000	447,432,000	894,865,000	894,865,000	447,432,000	0
EXPORT DEVELOPMENT (1) (8) - 8	SI	2012-07-18	2017-07-18	LIBORUSD06 1.33% + 1.50	0	0	0	0	0	0	5,359,181,000	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8) - 9	SI	2016-05-31	2021-05-28	LIBORUSD06 1.41% + 1.35	0	0	0	0	0	0	0	0	0	0	5,360,550,000	0
HSBC BANK PLC (1) (8) - 10	SI	2010-04-15	2020-04-15	LIBORUSD06 1.41% + 0.75	0	0	0	0	0	0	94,414,000	94,414,000	188,829,000	188,829,000	0	0
HSBC BANK PLC (1) (8) - 11	SI	2010-04-29	2020-03-31	LIBORUSD06 1.42% + 0.70	0	0	0	0	0	0	120,384,000	120,384,000	240,769,000	240,769,000	0	0
HSBC BANK PLC (1) (8) - 12	SI	2010-06-30	2019-07-22	LIBORUSD06 1.34% + 0.64	0	0	0	0	0	0	53,384,000	53,384,000	106,768,000	53,384,000	0	0
HSBC BANK PLC (1) (8) - 13	SI	2011-09-23	2021-06-30	LIBORUSD06 1.44% + 0.68	0	0	0	0	0	0	73,204,000	73,204,000	146,409,000	146,409,000	142,703,000	0
JP MORGAN CHASE BA (1) (8) - 14	SI	2009-07-28	2019-12-20	LIBORUSD06 1.43% + 0.85	0	0	0	0	0	0	42,820,000	42,820,000	85,640,000	42,820,000	0	0
JP MORGAN CHASE BA (1) (8) - 15	SI	2009-08-26	2019-12-20	LIBORUSD06 1.43% + 0.85	0	0	0	0	0	0	148,513,000	148,513,000	297,026,000	148,513,000	0	0
JP MORGAN CHASE BA (1) (8) - 16	SI	2009-09-28	2019-12-20	LIBORUSD06 1.43% + 0.85	0	0	0	0	0	0	77,125,000	77,125,000	154,251,000	77,125,000	0	0
JP MORGAN CHASE BA (1) (8) - 17	SI	2010-12-13	2020-12-21	LIBORUSD06 1.43% + 0.30	0	0	0	0	0	0	178,973,000	178,973,000	357,946,000	357,946,000	178,973,000	0
JP MORGAN CHASE BA (1) (8) - 18	SI	2011-12-23	2021-12-30	LIBORUSD06 1.45% + 0.24	0	0	0	0	0	0	357,946,000	357,946,000	715,892,000	715,892,000	715,892,000	335,940,000
JP MORGAN CHASE BA (1) (8) - 19	SI	2011-12-23	2021-12-30	LIBORUSD06 1.45% + 0.40	0	0	0	0	0	0	89,486,000	89,486,000	178,973,000	178,973,000	178,973,000	83,899,000
MIZUHO BANK LTD (1) (8) - 20	SI	2009-06-15	2018-12-14	LIBORUSD06 1.42% + 0.42	0	0	0	0	0	0	671,148,000	671,148,000	671,148,000	0	0	0
MIZUHO BANK LTD (1) (8) - 21	SI	2010-03-25	2020-03-24	LIBORUSD06 1.43% + 1.71	0	0	0	0	0	0	631,685,000	631,685,000	1,263,370,000	1,263,101,000	0	0
PRIVATE EXPORT FUN (1) (8) - 22	SI	2010-12-14	2020-12-21	LIBORUSD06 1.43% + 0.30	0	0	0	0	0	0	178,973,000	178,973,000	357,946,000	357,946,000	178,973,000	0
SOCIETE GENERALE (1) (8) - 23	SI	2010-12-13	2020-12-21	LIBORUSD06 1.43%	0	0	0	0	0	0	178,973,000	178,973,000	357,946,000	357,946,000	178,973,000	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
				+ 0.29												
EXPORT IMPORT BANK (1) (7) - 24	SI	2009-07-14	2019-12-20	3.8100 FIJA	0	0	0	0	0	0	939,608,000	939,608,000	1,879,216,000	939,608,000	0	0
EXPORT IMPORT BANK (1) (7) - 25	SI	2011-12-28	2021-12-30	2.4500 FIJA	0	0	0	0	0	0	0	268,459,000	536,919,000	805,378,000	536,919,000	268,297,000
EXPORT DEVELOPMENT (1) (7) - 26	SI	2014-03-21	2018-03-21	2.3510 FIJA	0	0	0	0	0	0	0	5,368,741,000	0	0	0	0
INT DEV NO PAG - 27	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	199,430,000	0	0	0	0	0
TOTAL					0	0	0	0	0	0	11,808,210,000	11,886,799,000	12,364,977,000	9,832,668,000	10,502,436,000	8,806,646,000
Commercial banks																
BANCO MERCANTIL DE (6) (11) - 28	NO	2014-12-23	2025-03-19	TIIE a 91 dias 7.32% + 0.85	487,804,000	487,804,000	975,609,000	975,609,000	975,609,000	3,644,065,000	0	0	0	0	0	0
BBVA BANCOMER SA (1) (8) - 29	SI	2016-12-14	2019-06-12	LIBORUSD01 1.22% + 1.65	0	0	0	0	0	0	894,865,000	894,865,000	1,789,730,000	892,449,000	0	0
BBVA BANCOMER SA (1) (8) - 30	SI	2015-02-17	2020-02-17	LIBORUSD01 1.21% + 0.85	0	0	0	0	0	0	0	0	0	35,574,522,000	0	0
BBVA BANCOMER SA (6) (11) - 31	NO	2014-12-19	2025-02-01	TIIE a 91 dias 7.25% + 0.95	243,902,000	243,902,000	487,804,000	487,804,000	487,804,000	1,772,512,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) - 32	NO	2014-12-19	2025-02-01	TIIE a 91 dias 7.25% + 1.25	0	0	0	0	0	4,921,308,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) - 33	NO	2015-07-10	2023-09-29	TIIE a 91 dias 7.39% + 1.24	200,000,000	400,000,000	800,000,000	1,000,000,000	800,000,000	1,719,591,000	0	0	0	0	0	0
BBVA BANCOMER SA (6) (11) - 34	NO	2015-10-07	2025-07-07	TIIE a 91 dias 6.92% + 0.95	900,000,000	900,000,000	1,800,000,000	1,800,000,000	1,800,000,000	7,405,615,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) - 35	NO	2015-10-22	2022-10-14	TIIE a 91 dias 6.92% + 1.15	0	0	625,000,000	1,250,000,000	1,250,000,000	1,795,101,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) - 36	NO	2014-07-29	2024-07-25	TIIE a 91 dias 6.95% + 0.95	1,300,000,000	1,300,000,000	2,600,000,000	2,600,000,000	2,600,000,000	8,215,176,000	0	0	0	0	0	0
HSBC MEXICO SA INS (6) (11) - 37	NO	2014-09-09	2024-07-25	TIIE a 91 dias 6.95% + 0.95	200,000,000	200,000,000	400,000,000	400,000,000	400,000,000	1,211,313,000	0	0	0	0	0	0
THE BANK OF NOVA S (1) (8) - 38	SI	2017-05-24	2020-05-15	LIBORUSD03 1.19% + 1.65	0	0	0	0	0	0	0	0	0	3,542,137,000	0	0
CREDIT AGRICOLE CI (1) (8) - 39	SI	2017-09-06	2017-09-08	LIBORUSD01 1.10% + 0.85	0	0	0	0	0	0	10,738,380,000	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8) - 40	SI	2017-06-16	2017-07-17	LIBORUSD01 1.18% + 0.85	0	0	0	0	0	0	7,158,920,000	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8) - 41	SI	2017-06-27	2017-07-27	LIBORUSD01 1.22% + 0.85	0	0	0	0	0	0	17,897,300,000	0	0	0	0	0
BANCO INBURSA SA I (2) (7) - 42	NO	2016-04-18	2023-03-15	5.1100 FIJA	0	0	0	0	0	0	0	0	0	0	0	10,179,090,000
BANCO MERCANTIL DE (1) (7) - 43	NO	2017-04-19	2024-06-04	5.2500 FIJA	0	0	0	0	0	0	0	0	0	138,967,000	555,869,000	1,648,993,000
BANCO NACIONAL DE (1) (7) - 44	SI	2003-06-26	2018-02-07	5.4400 FIJA	0	0	0	0	0	0	0	178,973,000	178,973,000	0	0	0
NACIONAL FINANCIER (6) (7) - 45	NO	2012-12-21	2022-12-21	6.5500 FIJA	0	0	0	0	0	1,999,052,000	0	0	0	0	0	0
BANCO SANTANDER (1) (7) - 46	SI	2015-04-08	2018-03-08	1.7900 FIJA	0	0	0	0	0	0	0	0	4,474,325,000	0	0	0
BANCO LATINOAMERIC (1) (7) - 47	SI	2017-06-28	2017-05-07	1.9378 FIJA	0	0	0	0	0	0	805,378,000	0	0	0	0	0
MIZUHO BANK LTD (1) (7) - 48	SI	2017-06-28	2017-05-07	2.0878 FIJA	0	0	0	0	0	0	984,351,000	0	0	0	0	0
NACIONAL FINANCIER (1) (8) - 49	NO	2014-12-17	2017-12-18	LIBORUSD03 + 1.4	0	0	0	0	0	0	4,055,423,000	0	0	0	0	0
NACIONAL FINANCIER (1) (8) - 50	NO	2014-12-17	2017-12-18	LIBORUSD03 + 1.4	0	0	0	0	0	0	894,865,000	0	0	0	0	0
NACIONAL FINANCIER (1) (8) - 51	NO	2014-12-17	2017-12-18	LIBORUSD03 + 1.4	0	0	0	0	0	0	2,004,497,000	0	0	0	0	0
BANAMEX (1) (7) - 52	NO	2011-11-05	2021-11-05	5.2800 FIJA	0	0	0	0	0	0	37,011,000	37,998,000	79,067,000	83,344,000	80,354,000	0
BANAMEX (1) (7) - 53	NO	2012-03-27	2022-01-27	3.8000 FIJA	0	0	0	0	0	0	34,843,000	35,554,000	73,159,000	76,023,000	79,007,000	47,498,000
BANAMEX (1) (7) - 54	NO	2013-02-28	2023-07-02	3.8000 FIJA	0	0	0	0	0	0	30,107,000	30,730,000	63,224,000	65,722,000	68,281,000	119,762,000
BANAMEX (1) (7) - 55	NO	2013-02-28	2023-07-02	3.8000 FIJA	0	0	0	0	0	0	30,107,000	30,730,000	63,224,000	65,722,000	68,281,000	119,762,000
BBVA BANCOMER (1) (7) - 56	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	31,212,000	31,682,000	65,284,000	67,649,000	70,058,000	33,798,000
BBVA BANCOMER (1) (7) - 57	NO	2012-02-14	2021-12-20	3.5000 FIJA	0	0	0	0	0	0	34,884,000	35,684,000	72,959,000	75,588,000	78,315,000	37,962,000

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
BBVA BANCOMER (1) (7) - 58	NO	2012-02-14	2021-12-28	3.5000 FIJA	0	0	0	0	0	0	34,908,000	35,435,000	73,015,000	75,660,000	78,354,000	37,804,000
BBVA BANCOMER (1) (7) - 59	NO	2012-02-14	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	31,246,000	31,665,000	65,309,000	67,604,000	70,093,000	34,004,000
BBVA BANCOMER (1) (7) - 60	NO	2013-03-26	2021-12-30	3.5000 FIJA	0	0	0	0	0	0	30,069,000	30,646,000	62,924,000	65,124,000	67,517,000	102,739,000
BBVA BANCOMER (1) (7) - 61	NO	2013-07-06	2023-04-24	3.5000 FIJA	0	0	0	0	0	0	30,082,000	30,556,000	62,798,000	65,107,000	67,476,000	138,478,000
ESTADO LIBRE Y SOB (6) (11) - 62	NO	2016-06-17	2027-01-17	TIIE28 4.1046 + 0.9	53,443,000	54,984,000	114,772,000	121,488,000	128,597,000	869,321,000	0	0	0	0	0	0
NACIONAL FINANCIER (1) (8) - 63	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	200,946,000	241,135,000	241,135,000	2,230,602,000
BANCO NAL DE COM EX (1) (8) - 64	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	167,126,000	200,551,000	200,551,000	1,855,103,000
BANCO AZTECA (1) (8) - 65	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	157,496,000	188,995,000	188,995,000	1,748,208,000
NACIONAL FINANCIER (1) (8) - 66	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	129,104,000	154,925,000	154,925,000	1,433,062,000
BANCO NAL DE COM EX (1) (8) - 67	NO	2016-01-28	2030-09-30	LIBORUSD01 0.4306 + 3.5	0	0	0	0	0	0	0	0	129,104,000	154,925,000	154,925,000	1,433,062,000
BANCO MULTIVA S.A. (6) (11) - 68	NO	2016-04-29	2029-08-20	TIIE28 4.0650 + 4.0	5,415,000	5,929,000	14,119,000	17,198,000	20,611,000	346,511,000	0	0	0	0	0	0
INT DEV NO PAG - 69	NO	2016-01-01	2016-12-31		691,855,000	0	0	0	0	0	266,367,000	0	0	0	0	0
TOTAL					4,082,419,000	3,592,619,000	7,817,304,000	8,652,099,000	8,462,621,000	33,799,565,000	46,024,815,000	1,404,518,000	7,907,767,000	41,796,149,000	2,224,136,000	21,199,827,000
Other banks																
BERGESEN WORLDWIDE (1) (7) - 70	SI	2007-07-23	2022-08-23	8.0000 FIJA	0	0	0	0	0	0	263,786,000	226,102,000	452,205,000	452,205,000	452,205,000	527,572,000
COPFS (1) (8) - 71	SI	2005-01-02	2017-07-31	LIBORUSD01 1.50 + 0.45	0	0	0	0	0	0	746,378,000	1,155,993,000	98,463,000	16,896,000	1,735,000	0
FIRST RESERVE (1) (7) - 72	SI	2016-07-07	1936-08-07	8.8900 FIJA	0	0	0	0	0	0	267,439,000	267,439,000	534,878,000	534,878,000	534,878,000	8,067,743,000
DEUTSCHE BANK MX (1) (7) - 73	SI	2013-11-28	2023-11-28	4.4500 FIJA	0	0	0	0	0	0	124,685,000	127,485,000	263,624,000	275,597,000	288,115,000	778,846,000
F/1651 FIDEI YUNEN (1) (7) - 74	SI	2015-01-02	2025-01-01	4.4400 FIJA	0	0	0	0	0	0	134,967,000	137,813,000	284,937,000	297,819,000	311,284,000	1,235,616,000
F/1659 FIDEI KUKULK (1) (7) - 75	SI	2015-10-04	2025-01-03	4.5400 FIJA	0	0	0	0	0	0	133,641,000	136,473,000	282,378,000	295,438,000	309,104,000	1,292,009,000
MARVERDE INFRAESTRU (1) (7) - 76	SI	2016-06-17	2031-06-17	8.3800 FIJA	0	0	0	0	0	0	380,190,000	396,411,000	844,281,000	917,858,000	997,847,000	16,389,476,000
BLUE MARINE SHIPPING (1) (7) - 77	SI	2008-08-13	2018-08-13	8.0000 FIJA	0	0	0	0	0	0	80,686,000	83,825,000	43,168,000	0	0	0
BLUE MARINE SHIPPING (1) (7) - 78	SI	2008-02-09	2018-08-13	7.9600 FIJA	0	0	0	0	0	0	70,274,000	73,098,000	37,644,000	0	0	0
F TAPIAS MEXICO, SA (1) (7) - 79	SI	2008-10-23	2018-02-11	7.9600 FIJA	0	0	0	0	0	0	79,799,000	83,023,000	86,377,000	0	0	0
F TAPIAS MEXICO, SA (1) (7) - 80	SI	2008-11-14	2018-11-10	8.0000 FIJA	0	0	0	0	0	0	79,799,000	83,023,000	86,377,000	0	0	0
INT DEV NO PAG - 81	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	10,590,000	0	0	0	0	0
TOTAL					0	0	0	0	0	0	2,372,134,000	2,770,685,000	3,014,332,000	2,790,691,000	2,895,168,000	28,291,260,000
Total banks																
TOTAL					4,082,419,000	3,592,619,000	7,817,304,000	8,652,099,000	8,462,621,000	33,799,565,000	60,205,159,000	16,062,002,000	23,287,076,000	54,419,508,000	15,621,740,000	58,297,733,000
Stock market [abstract]																
Listed on stock exchange - unsecured																
BANCO INVEX SA INS (6) (11) - 82	NO	2012-11-29	2017-11-23	TIIE28 7.16% + 0.18	11,476,473,000	0	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 83	NO	2013-03-22	2017-11-23	TIIE28 7.16% + 0.18	2,495,651,000	0	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 84	NO	2013-06-25	2017-11-23	TIIE28 7.16% + 0.18	2,496,003,000	0	0	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 85	NO	2013-09-19	2019-02-28	TIIE28 7.20% + 0.06	0	0	4,985,532,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 86	NO	2013-09-12	2019-02-28	TIIE28 7.20% + 0.06	0	0	1,095,673,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 87	NO	2014-01-30	2019-02-28	TIIE28 7.20% + 0.06	0	0	1,991,950,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 88	NO	2014-02-07	2019-02-28	TIIE28 7.20% + 0.06	0	0	1,496,520,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 89	NO	2014-11-09	2019-02-28	TIIE28 7.20% + 0.06	0	0	4,990,643,000	0	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 90	NO	2014-11-27	2020-11-19	TIIE28 7.16% + 0.15	0	0	0	0	4,984,194,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 91	NO	2015-11-02	2020-11-19	TIIE28 7.16% + 0.15	0	0	0	0	4,257,801,000	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (11) - 92	NO	2015-07-16	2020-11-19	TIIE28 7.16% + 0.15	0	0	0	0	645,619,000	0	0	0	0	0	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
BANCO INVEX SA INS (6) (11) - 93	NO	2015-09-30	2018-09-26	TIIE28 7.16% + 0.15	0	0	1,354,196,000	0	0	0	0	0	0	0	0	0
CI BANCO S.A. INS (6) (11) - 94	NO	2016-03-23	2019-02-10	TIIE28 7.19% + 1.35	0	0	0	4,986,449,000	0	0	0	0	0	0	0	0
DEUTSCHE BANK TRUS (1) (8) - 95	SI	2013-07-18	2018-07-18	LIBORUSD03 1.16% + 2.02	0	0	0	0	0	0	0	0	8,931,036,000	0	0	0
DEUTSCHE BANK TRUS (1) (8) - 96	SI	2016-12-13	2022-11-03	LIBORUSD03 1.23% + 3.65	0	0	0	0	0	0	0	0	0	0	0	17,847,331,000
SCOTIA INVERLAT CA (7) (13) - 97	NO	2004-12-23	2019-05-12	TASA CEROS 0.00% + 0	0	0	0	8,142,972,000	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CA (7) (13) - 98	NO	2005-01-02	2019-05-12	TASA CEROS 0.00% + 0	0	0	0	9,763,910,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) - 99	NO	2010-08-02	2020-01-27	9.1000 FIJA	0	0	0	10,040,983,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) - 100	NO	2011-07-12	2021-11-24	7.6500 FIJA	0	0	0	0	0	20,418,495,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) - 101	NO	2013-09-26	2024-12-09	7.1900 FIJA	0	0	0	0	0	57,368,328,000	0	0	0	0	0	0
BANCO INVEX SA INS (6) (7) - 102	NO	2014-11-27	2026-12-11	7.4700 FIJA	0	0	0	0	0	30,998,160,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) - 103	NO	2010-08-02	2020-01-27	4.2000 FIJA	0	0	0	4,616,640,000	0	0	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) - 104	NO	2011-03-10	2021-09-20	3.5500 FIJA	0	0	0	0	0	3,754,180,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) - 105	NO	2014-01-30	2026-01-15	3.9400 FIJA	0	0	0	0	0	18,517,229,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) - 106	NO	2012-11-29	2028-11-05	3.0200 FIJA	0	0	0	0	0	4,142,938,000	0	0	0	0	0	0
BANCO INVEX SA INS (7) (7) - 107	NO	2015-09-30	2035-05-09	5.2300 FIJA	0	0	0	0	0	6,537,437,000	0	0	0	0	0	0
BNP PARIBAS (4) (7) - 108	SI	2015-08-12	2020-08-12	1.5000 FIJA	0	0	0	0	0	0	0	0	0	0	11,165,853,000	0
CREDIT SUISSE (4) (7) - 109	SI	2016-06-14	2018-06-14	1.5000 FIJA	0	0	0	0	0	0	0	4,189,284,000	0	0	0	0
CREDIT SUISSE (4) (7) - 110	SI	2012-10-04	2019-10-04	2.5000 FIJA	0	0	0	0	0	0	0	0	5,589,814,000	0	0	0
CREDIT SUISSE (4) (7) - 111	SI	2016-06-14	2021-12-14	2.3750 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,797,142,000
DEUTSCHE BANK AG (1) (7) - 112	SI	2007-10-22	2018-01-03	5.7500 FIJA	0	0	0	0	0	0	0	31,469,359,000	0	0	0	0
DEUTSCHE BANK AG (1) (7) - 113	SI	2001-11-14	2022-01-02	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,867,952,000
DEUTSCHE BANK AG (1) (7) - 114	SI	2005-08-06	2035-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	31,320,275,000
DEUTSCHE BANK AG (1) (7) - 115	SI	2008-04-06	2038-06-15	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	8,889,588,000
DEUTSCHE BANK AG (2) (7) - 116	SI	2009-08-17	2017-06-11	5.7790 FIJA	0	0	0	0	0	0	4,071,636,000	0	0	0	0	0
DEUTSCHE BANK AG (2) (7) - 117	SI	2016-03-15	2019-03-15	3.7500 FIJA	0	0	0	0	0	0	0	0	27,441,397,000	0	0	0
DEUTSCHE BANK AG (2) (7) - 118	SI	2013-11-27	2020-11-27	3.1250 FIJA	0	0	0	0	0	0	0	0	0	0	26,370,298,000	0
DEUTSCHE BANK AG (2) (7) - 119	SI	2017-02-21	2021-08-21	2.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	35,542,779,000
DEUTSCHE BANK AG (2) (7) - 120	SI	2015-04-21	2022-04-21	1.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,247,371,000
DEUTSCHE BANK AG (2) (7) - 121	SI	2016-03-15	2023-03-15	5.1250 FIJA	0	0	0	0	0	0	0	0	0	0	0	18,226,298,000
DEUTSCHE BANK AG (2) (7) - 122	SI	2017-02-21	2024-02-21	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	25,237,571,000
DEUTSCHE BANK AG (2) (7) - 123	SI	2005-02-22	2025-02-24	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,358,180,000
DEUTSCHE BANK AG (2) (7) - 124	SI	2014-04-16	2026-04-16	3.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	20,268,025,000
DEUTSCHE BANK AG (2) (7) - 125	SI	2015-04-21	2027-04-21	2.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	25,227,202,000
DEUTSCHE BANK AG (2) (7) - 126	SI	2017-02-21	2028-02-21	4.8800 FIJA	0	0	0	0	0	0	0	0	0	0	0	25,134,460,000
DEUTSCHE BANK AG (2) (7) - 127	SI	2015-06-11	2030-06-11	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	1,921,793,000
DEUTSCHE BANK AG (3) (7) - 128	SI	2002-05-12	2023-05-12	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	4,784,100,000
DEUTSCHE BANK AG (5) (7) - 129	SI	2009-02-06	2022-02-06	8.2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	8,070,197,000
DEUTSCHE BANK TRUS (1) (7) - 130	SI	1998-01-04	2018-03-30	9.2500 FIJA	0	0	0	0	0	0	0	2,091,192,000	0	0	0	0
DEUTSCHE BANK TRUS (1) (7) - 131	SI	2013-07-18	2018-07-18	3.5000 FIJA	0	0	0	0	0	0	0	0	17,893,061,000	0	0	0
DEUTSCHE BANK TRUS (1) (7) - 132	SI	2014-01-23	2019-01-23	3.1250 FIJA	0	0	0	0	0	0	0	0	8,946,628,000	0	0	0
DEUTSCHE BANK TRUS (1) (7) - 133	SI	2016-04-02	2019-04-02	5.5000 FIJA	0	0	0	0	0	0	0	0	13,409,851,000	0	0	0
DEUTSCHE BANK TRUS (1) (7) - 134	SI	2009-03-02	2019-03-05	8.0000 FIJA	0	0	0	0	0	0	0	0	23,369,222,000	0	0	0
DEUTSCHE BANK TRUS (1) (7) - 135	SI	2010-05-02	2020-05-03	6.0000 FIJA	0	0	0	0	0	0	0	0	0	17,859,426,000	0	0

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time interval [axis]						Time interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
DEUTSCHE BANK TRUS (1) (7) - 136	SI	2015-01-23	2020-07-23	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	26,817,130,000	0
DEUTSCHE BANK TRUS (1) (7) - 137	SI	2010-07-21	2021-01-21	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	53,756,469,000	0
DEUTSCHE BANK TRUS (1) (7) - 138	SI	2016-04-02	2021-04-02	6.3750 FIJA	0	0	0	0	0	0	0	0	0	0	22,346,281,000	0
DEUTSCHE BANK TRUS (1) (7) - 139	SI	2012-01-24	2022-01-24	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	37,422,419,000
DEUTSCHE BANK TRUS (1) (7) - 140	SI	2016-12-13	2022-03-13	5.3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	26,607,366,000
DEUTSCHE BANK TRUS (1) (7) - 141	SI	2013-01-30	2023-01-30	3.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	37,513,095,000
DEUTSCHE BANK TRUS (1) (7) - 142	SI	2016-09-21	2023-09-21	4.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	36,969,666,000
DEUTSCHE BANK TRUS (1) (7) - 143	SI	1993-01-03	2023-01-12	8.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	2,344,599,000
DEUTSCHE BANK TRUS (1) (7) - 144	SI	2013-07-18	2024-01-18	4.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	26,752,773,000
DEUTSCHE BANK TRUS (1) (7) - 145	SI	2014-10-15	2025-01-15	4.2500 FIJA	0	0	0	0	0	0	0	0	0	0	0	17,820,189,000
DEUTSCHE BANK TRUS (1) (7) - 146	SI	2015-01-23	2026-01-23	4.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	26,777,976,000
DEUTSCHE BANK TRUS (1) (7) - 147	SI	2016-04-02	2026-04-08	6.8750 FIJA	0	0	0	0	0	0	0	0	0	0	0	53,502,463,000
DEUTSCHE BANK TRUS (1) (7) - 148	SI	2016-12-13	2027-03-13	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	52,940,760,000
DEUTSCHE BANK TRUS (1) (7) - 149	SI	2004-12-30	2027-09-15	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	4,041,067,000
DEUTSCHE BANK TRUS (1) (7) - 150	SI	1997-09-18	2027-09-16	9.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	1,829,605,000
DEUTSCHE BANK TRUS (1) (7) - 151	SI	2010-08-30	2035-06-15	6.6300 FIJA	0	0	0	0	0	0	0	0	0	0	0	18,606,726,000
DEUTSCHE BANK TRUS (1) (7) - 152	SI	2011-02-06	2041-02-06	6.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	53,799,376,000
DEUTSCHE BANK TRUS (1) (7) - 153	SI	2012-06-26	2044-06-27	5.5000 FIJA	0	0	0	0	0	0	0	0	0	0	0	49,014,480,000
DEUTSCHE BANK TRUS (1) (7) - 154	SI	2014-01-23	2045-01-23	6.3800 FIJA	0	0	0	0	0	0	0	0	0	0	0	53,316,895,000
DEUTSCHE BANK TRUS (1) (7) - 155	SI	2015-01-23	2046-01-23	5.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	53,263,476,000
DEUTSCHE BANK TRUS (1) (7) - 156	SI	2010-09-28	2046-12-28	6.6250 FIJA	0	0	0	0	0	0	0	0	0	0	0	17,882,097,000
DEUTSCHE BANK TRUS (1) (7) - 157	SI	2016-09-21	2047-09-21	6.7500 FIJA	0	0	0	0	0	0	0	0	0	0	0	62,518,466,000
PEMEX FINANCE (1) (7) - 158	SI	1999-07-27	2017-08-15	10.6100 FIJA	0	0	0	0	0	0	223,716,000	0	0	0	0	0
PEMEX FINANCE (1) (7) - 159	SI	1998-12-14	2018-11-15	9.1500 FIJA	0	0	0	0	0	0	559,290,000	559,290,000	559,290,000	0	0	0
INT DEV NO PAG - 160	NO	2016-01-01	2016-12-31		2,582,746,000	0	0	0	0	0	19,789,964,000	0	0	0	0	0
TOTAL					19,050,873,000	0	15,914,514,000	37,550,954,000	9,887,614,000	141,736,767,000	24,644,606,000	38,309,125,000	106,140,299,000	17,859,426,000	140,456,031,000	901,663,758,000
Listed on stock exchange - secured																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured																
WELLS FARGO NA (1) (8) - 161	SI	2013-09-30	2024-02-15	LIBORUSD03 1.18% + 0.43	0	0	0	0	0	0	671,148,000	671,148,000	1,342,297,000	1,342,297,000	1,342,297,000	3,665,990,000
WELLS FARGO NA (1) (8) - 162	SI	2014-10-14	2025-04-15	LIBORUSD03 1.16% + 0.35	0	0	0	0	0	0	447,432,000	447,432,000	894,865,000	894,865,000	894,865,000	3,555,869,000
SUMITOMO MITSUI BA (3) (8) - 163	SI	2008-09-19	2020-09-29	LIBORJPY06 0.04% + 0.75	0	0	0	0	0	0	0	0	0	0	10,206,080,000	0
CREDIT AGRICOLE CI (1) (7) - 164	SI	2012-06-07	2022-12-20	1.9500 FIJA	0	0	0	0	0	0	357,946,000	357,946,000	715,892,000	715,892,000	715,892,000	1,071,028,000
CREDIT AGRICOLE CI (1) (7) - 165	SI	2012-06-07	2022-12-20	2.0000 FIJA	0	0	0	0	0	0	357,946,000	357,946,000	715,892,000	715,892,000	715,892,000	1,070,611,000
MIZUHO BANK LTD (3) (7) - 166	SI	2016-07-26	2026-07-24	0.5400 FIJA	0	0	0	0	0	0	0	0	0	0	0	12,725,532,000
WELLS FARGO NA (1) (7) - 167	SI	2013-04-11	2024-02-15	2.2900 FIJA	0	0	0	0	0	0	313,202,000	313,202,000	626,405,000	626,405,000	626,405,000	1,875,745,000
WELLS FARGO NA (1) (7) - 168	SI	2013-09-19	2024-02-15	2.8300 FIJA	0	0	0	0	0	0	357,946,000	357,946,000	715,892,000	715,892,000	715,892,000	2,143,527,000
WELLS FARGO NA (1) (7) - 169	SI	2014-10-20	2025-04-15	2.3780 FIJA	0	0	0	0	0	0	447,432,000	447,432,000	894,865,000	894,865,000	894,865,000	3,571,765,000
WELLS FARGO NA (1) (7) - 170	SI	2015-07-31	2025-12-15	2.4600 FIJA	0	0	0	0	0	0	469,804,000	469,804,000	939,608,000	939,608,000	939,608,000	4,214,440,000
CREDIT AGRICOLE CI (1) (7) - 171	SI	2012-07-26	2022-12-20	1.7000 FIJA	0	0	0	0	0	0	357,946,000	357,946,000	715,892,000	715,892,000	715,892,000	1,071,456,800
INT DEV NO PAG - 172	NO	2016-01-01	2016-12-31		0	0	0	0	0	0	234,332,000	0	0	0	0	0
TOTAL					0	0	0	0	0	0	4,015,134,000	3,780,802,000	7,561,608,000	7,561,608,000	17,767,688,000	34,965,963,800

Institution [axis]	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination [axis]											
					Domestic currency [member]						Foreign currency [member]					
					Time Interval [axis]						Time Interval [axis]					
					Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]	Current year [member]	Until 1 year [member]	Until 2 years [member]	Until 3 years [member]	Until 4 years [member]	Until 5 years or more [member]
Total listed on stock exchanges and private placements																
TOTAL					19,050,873,000	0	15,914,514,000	37,550,954,000	9,887,614,000	141,736,767,000	28,659,740,000	42,089,927,000	113,701,907,000	25,421,034,000	158,223,719,000	936,629,721,800
Other current and non-current liabilities with cost [abstract]																
Other current and non-current liabilities with cost																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers [abstract]																
Suppliers																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total suppliers																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities [abstract]																
Other current and non-current liabilities																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities																
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits																
TOTAL					23,133,292,000	3,592,619,000	23,731,818,000	46,203,053,000	18,350,235,000	175,536,332,000	88,864,899,000	58,151,929,000	136,988,983,000	79,840,542,000	173,845,459,000	994,927,454,800

[800003] Annex - Monetary foreign currency position

	Currencies [axis]				
	Dollars [member]	Dollar equivalent in pesos [member]	Other currencies equivalent in dollars [member]	Other currencies equivalent in pesos [member]	Total pesos [member]
Foreign currency position [abstract]					
Monetary assets [abstract]					
Current monetary assets	9,827,927,000	175,893,360,000	401,571,000	7,187,029,000	183,080,389,000
Non-current monetary assets	0	0	518,377,000	9,277,549,000	9,277,549,000
Total monetary assets	9,827,927,000	175,893,360,000	919,948,000	16,464,578,000	192,357,938,000
Liabilities position [abstract]					
Current liabilities	2,542,323,000	45,500,714,000	437,325,000	7,826,939,000	53,327,653,000
Non-current liabilities	9,018,680,000	161,410,027,000	17,794,199,000	318,468,116,000	479,878,143,000
Total liabilities	11,561,003,000	206,910,741,000	18,231,524,000	326,295,055,000	533,205,796,000
Net monetary assets (liabilities)	(1,733,076,000)	(31,017,381,000)	(17,311,576,000)	(309,830,477,000)	(340,847,858,000)

[800005] Annex - Distribution of income by product

	Income type [axis]			
	National income [member]	Export income [member]	Income of subsidiaries abroad [member]	Total income [member]
PETROLÍFEROS				
COMBUSTÓLEO	16,807,779,000	19,236,364,000	0	36,044,143,000
DIESEL	104,878,358,000	0	0	104,878,358,000
GAS L.P.	23,186,782,000	177,570,000	0	23,364,352,000
GASOLINA MAGNA SIN	169,479,635,000	0	0	169,479,635,000
GASOLINA PREMIUM	40,410,188,000	0	0	40,410,188,000
TURBOSINA	18,796,960,000	0	0	18,796,960,000
PETRÓLEO CRUDO	0	167,237,351,000	0	167,237,351,000
NAFTAS	0	7,548,721,000	0	7,548,721,000
VENTAS DE CÍAS. SUBSIDIARIAS	0	37,800,058,000	0	37,800,058,000
OTROS	0	418,974,000	0	418,974,000
REFINADOS, GASES Y AROMÁTICOS				
GAS SECO	39,280,288,000	12,916,000	0	39,293,204,000
ASFALTOS	3,054,070,000	0	0	3,054,070,000
PROPILENO Y DERIVADOS	1,833,256,000	0	0	1,833,256,000
OTROS REFINADOS	981,203,000	97,114,000	0	1,078,317,000
FERTILIZANTES				
AMONIACO	2,245,375,000	0	0	2,245,375,000
FOSFATADOS	861,672,000	1,706,062,000	0	2,567,734,000
NITROGENADOS	535,206,000	12,283,000	0	547,489,000
ÁCIDOS	148,317,000	0	0	148,317,000
OTROS FERTILIZANTES	138,977,000	0	0	138,977,000
ETILENOS				
POLIETILENO	3,820,403,000	0	0	3,820,403,000
ÓXIDO DE ETILENO	1,074,520,000	0	0	1,074,520,000
MONOETILENGLICOL	853,561,000	0	0	853,561,000
OTROS ETILENO	364,053,000	516,245,000	0	880,298,000
INGRESOS POR SERVICIOS				
INGRESOS POR SERVICIOS	7,534,785,000	0	0	7,534,785,000
TOTAL	436,285,388,000	234,763,658,000	0	671,049,046,000

[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading [text block]

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of Derivative Financial Instruments ("DFIs"), and guide the development of risk mitigation strategies.
This regulatory framework establishes that DFIs should be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's current internal regulation. PEMEX has a Financial Risk Committee, which is a collegial body for consultation, opinion and decisions on financial risk exposure, financial risk mitigation schemes and negotiation of DFIs.

Approved DFIs are mainly traded on the OTC (Over the Counter) market, however exchange traded instruments may also be used. In the case of PMI Trading, DFIs are traded on CME-Clearport. The different types of DFIs that PEMEX trades are described below, in the subsections corresponding to each type of risk and related to the applicable markets defined above.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows related to its liabilities.

As part of the regulatory framework for financial risk management, PEMEX has established in its internal normativity the counterparties that are eligible to trading DFIs and other financial instruments.

In addition, certain of the PMI subsidiaries have implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI Trading also has its own risk management subcommittee which supervises the trading of DFIs.

Given that outstanding DFIs of Petróleos Mexicanos have been entered into for risk mitigation purposes, particularly with economic hedging purposes, there is no need to establish and monitor market risk limits.

For those portfolios with an open market risk exposure, our financial risk management regulatory framework establishes the implementation and monitoring of market risk limits such as VaR and capital at risk (an aggregation of fair value or mark-to-market ("MtM") and profit and loss, or CaR).

PEMEX has also established credit guidelines for DFIs that Pemex Industrial Transformation offers to its domestic customers, which include the use of guarantees and credit lines. For exchange traded DFIs, PEMEX trades under the margin requirements of the corresponding exchange market, and therefore do not have internal policies for these DFIs.

DFIs held with financial counterparties do not consider collateral exchange clauses. Notwithstanding, PEMEXs regulatory framework promotes credit risk mitigation strategies such as collateral exchange

PEMEX does not have an independent third party to verify the compliance with these internal standards; however, PEMEX has internal control procedures that certify the compliance with existing policies and guidelines.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques [text block]

Fair Value of DFIs

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as System Applicable Products, (SAP). PEMEX has no policies to designate a calculation or valuation agent.

Because PEMEX's hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges' effectiveness.

Fair value hierarchy

PEMEX's DFIs' fair-value assumptions fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in financial markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in financial markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Management discussion about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments [text block]

Liquidity Risk

The main internal source of liquidity comes from PEMEX operations. Additionally, through its debt planning and the purchase and sale of U.S. dollars, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations, such as those related to DFI's. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting time horizons that consider each currency's cash flow requirements in order to preserve liquidity.

Certain of the PMI subsidiaries mitigate their liquidity risk through several mechanisms, the most important of which is the centralized treasury or "in-house bank". In addition, certain of the PMI subsidiaries have access to bank loans.

These companies monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports [text block]

Market Risk

(i)Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX invests in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk. During the second quarter of 2017 no interest rate swap expired.

(ii)Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of IEPS Tax, tax duties, incentives, and other related taxes, petrochemicals and natural gas and our byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which were priced in pesos and represented less than 5% of PEMEX's revenues. Nevertheless, since January of 2017, these sales are referenced to international U.S. dollar-denominated prices.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are established in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

In order to favor the cash flow structure described above, most of PEMEX's debt is issued in U.S. dollars or hedged through DFIs, either with swaps to convert the debt into U.S. dollars or through other DFIs to mitigate the exchange rate risk exposure. The rest of the debt is denominated in pesos or in UDIs, for which most of the debt denominated in UDIs has been converted into pesos through DFIs in order to eliminate the inflationary risk exposure.

As a consequence of the above, PEMEX's debt issued in international currencies other than U.S. dollars has exchange rate risk mitigation strategies. Through these strategies, PEMEX has further sought to reduce its cost of funding by leaving, in some cases, part of this exchange rate exposure unhedged when assessed appropriate.

The underlying currencies of our DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar versus U.S. dollar and UDIs versus the peso.

During the second quarter of 2017, twenty-four DFI entered into with the purpose of mitigating exchange rate risk expired.

Certain of the PMI subsidiaries face market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of these companies have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, some PMI subsidiaries will, from time to time, enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii)Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX's exports and domestic sales are directly or indirectly related to international hydrocarbon prices. Therefore, PEMEX is exposed to fluctuations in these prices. In terms of crude oil and natural gas, part of this risk is transferred to the Mexican Government under our current fiscal regime.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints.

PEMEX's exposure to crude oil prices is partly mitigated by natural hedges between its inflows and outflows. As a result of the changes in PEMEX's fiscal regime, our sensitivity to crude oil prices decreased. Nonetheless PEMEX has been working on a hedging strategy for the coming years in order to reduce its exposure to drops in crude oil price.

In April 2017, PEMEX entered into a crude oil hedge to partially protect our cash flows from decreases in the Mexican crude oil basket price below that established in the Federal Revenue Law. Through this instrument, PEMEX hedged 409 thousand barrels per day from May to December 2017 for U.S. $133.5 million. This hedging strategy provides PEMEX with full protection when the monthly average price of the Mexican crude oil basket price is between U.S. $42 and U.S. $37 per barrel, which is the price range with the higher probability among adverse scenarios, and partial protection when it is below U.S. $37 per barrel.

In 2015, PEMEX entered into various swaps in order to hedge the risk arising from the variations in the propane price of its imports. These DFIs were held over a percentage of the total imports volume with maturity dates in 2015. Since 2015, PEMEX did not enter in any propane import price swap.

In addition to supplying natural gas, Pemex Industrial Transformation offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex Industrial Transformation enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex Industrial Transformation to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex Industrial Transformation maintains a negligible or even null exposure to market risk. These portfolios have VaR and CaR limits in order to limit market risk exposure. During the second quarter of 2017, the expired DFIs were eight swaps and one option as well with domestic customers, as with financial counterparties. This turned into a loss of $ 535.98, recognized under the concept of (Loss) Return in DFIs.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results. During the second quarter of 2017, PMI Trading closed fourteen DFIs positions listed in *CME-Clearport* related to commodities, with a gain of Ps. 271,022 recognized under the concept of (Loss) Return in DFIs. During the second quarter of 2017, PMI Trading had thirty-three margin calls, which accounted for a positive net flow of Ps. 214,371.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk mitigation mechanisms as necessary.

(iv) Risk Relating to the Portfolio of Third-Party Shares

As of June 30, 2017, PMI-HBV owned 20,724,331 Repsol shares, which do not have related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. PEMEX monitors its counterparties' creditworthiness and calculate the credit risk exposure for its DFIs. As a risk mitigation strategy, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

In order to estimate the credit risk exposure to each financial counterparty, the potential future exposure is calculated by projecting the risk factors used in the valuation of each DFI in order to estimate the MtM value for different periods, taking into account any credit risk mitigation provisions.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the MtM exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. As of the second quarter of 2017, any of the specified thresholds were reached.

In addition, PEMEX has long-term DFIs with mandatory early termination clauses, pursuant to which, at a given date, and irrespective of the then current MtM, the DFI will terminate and settle at the corresponding MtM, and PEMEX can either enter into a new DFI with the same counterparty or a new counterparty, which reduces the credit risk generated by the term of the DFI by bounding it to a specific date. As of the second quarter of 2017, there were no early terminations due to these clauses.

According to IFRS 13 "Fair Value Measurement," the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs. There were no defaults during the second quarter of 2017.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both us and the counterparty's credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Furthermore, by means of its credit guidelines for DFI operations, Pemex Industrial Transformation has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the price volatility of natural gas.

In order to qualify for these DFIs, Pemex Industrial Transformation's customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement.

Additionally, beginning on October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made.

On August 20, 2014, certain amendments to the credit guidelines were enacted which allowed Pemex-Gas and Petrochemicals, and now Pemex Industrial Transformation, to offer to its clients with an adequate credit rating, based on an internal financial and credit assessment, DFIs with an exemption from collateral requirements up to certain amount through a credit line approved by the credit committee. Moreover, if the credit line is insufficient to cover each client's exposure, the client is obligated to deposit collateral. If a client suffers an event of default, DFIs related to this client are terminated early and natural gas supply is suspended until the payment is made.

PMI Trading's credit risk associated with DFI transactions is minimized through the use of futures and standardized instruments that are cleared through CME-Clearport.

SENSITIVITY ANALISIS

PEMEX have entered into DFIs with the purpose to mitigate completely the market risk for specific flows or predetermined volumes associated to our operations. DFIs have the same characteristics (e.g. underlying, payment dates, amounts, or volumes) as the hedged position, but with the opposite exposure to the market risk factor. As a result of these mitigation strategies, PEMEX has a negligible sensitivity to the hedged market risk factors.

Given that PEMEX's hedges are cash flow hedges, the effectiveness thereof is maintained regardless of variations in the underlying assets or reference variables, in this sense, since, through time, asset flows are fully offset by the ones from liabilities flows. Therefore, is not necessary to measure or monitor the hedge effectiveness.

Natural Gas DFIs that Pemex Industrial Transformation offers to its domestic customers are reported as transactions with trading purposes. However, such operations are fully compensated with the operations entered into with their financial counterparts through Mex Gas Supply, SL. Through this mechanism (back-to-back), Pemex Industrial Transformation maintains a negligible or even null market risk exposure, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness.

Other DFIs seek to fix hydrocarbons prices, where the DFIs' underlying is the same as the one involved in the commercialization, so a sensitivity analysis it's considered unnecessary, as well as to measure or monitor the hedge effectiveness. It is noteworthy that the price fixing DFIs of PMI Trading (crude and oil), are classified under cash and cash equivalents for accounting purposes due to its liquidity.

Quantitative information for disclosure [text block]

Accounting treatment applied and the impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for being designated as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they are related. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of June 30, 2017 and December 31, 2016, the net fair value of PEMEX's DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in our consolidated statement of financial position, was Ps. 7,957,737 and Ps. (26,010,486), respectively. As of June 30, 2017 and December 31, 2016, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

For the periods ended March 31, 2017 and 2016, PEMEX recognized a net gain (loss) of Ps. 20,332,885 and Ps. (1,995,379), respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

According to established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2017 and December 31, 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

FAIR VALUE OF DFIs

The summary of PEMEX's current DFIs along with their fair value is shown in the next tables:

TABLE 1
Interest Rate and Currency Derivatives
(In thousands of pesos, except as noted, as of June 30, 2017)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Interest Rate Swaps	Hedging	31,051,816	LIBOR USD 3M = 1.29917%	LIBOR USD 3M = 1.14956%	105,322	231,770	1,991,075	3,982,149	3,982,149	3,982,149	3,982,149	13,132,144	0
Currency Swaps	Hedging	272,440,688	MXN = 17.8973 1/EUR = 1.1375 1/GBP = 1.2928 JPY = 112.22989 UDI = 5.75141 CHF = 0.9602 AUD = 1.30924 Exchange rates against US dollar.	MXN = 18.8092 1/EUR = 1.0757 1/GBP = 1.2425 JPY = 111.09326 UDI = 5.72314 CHF = 0.9969 AUD = 1.30361 Exchange rates against US dollar.	809,899	(13,693,254)	3,847,168	4,102,389	56,663,913	55,509,708	5,708,446	146,609,063	0
Currency Options	Hedging	99,653,412	1/EUR = 1.1375 JPY = 112.22989 Exchange rates against US dollar.	1/EUR = 1.0757 JPY = 111.09326 Exchange rates against US dollar.	1,764,999	(240,006)	0	0	0	0	35,788,112	63,865,300	0
Only cupon swaps	Hedging	81,102,957	1/EUR = 1.1375 Exchange rates against US dollar.	1/EUR = 1.0757 Exchange rates against US dollar.	1,231,549	(75,455)	0	0	0	0	33,378,912	47,724,045	0
Currency Forwards	Hedging	0	1/EUR = 1.1375 Exchange rates against US dollar.	1/EUR = 1.0757 Exchange rates against US dollar.	0	(183,686)	0	0	0	0	0	0	0

TABLA 2
Crude Oil Derivatives
(In thousands of pesos, except as noted, as of June 30, 2017)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Crude Oil Options	Hedging	68.71	WTI NYMEX = 45.196 JICE Brent= 47.592	N.A.	4,081,099	0.00	68.71	0.00	0.00	0.00	0.00	0.00	0.00

(1) Net Volume.
(2) Representative underlying asset value. Monthly average price per barrel

TABLE 3
Natural Gas Derivatives
(In thousands of pesos, except as noted, as of June 30, 2017)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)(1)		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Long Swaps	Trading	2,472,988	3.22	2.53	(2,994)	3,698	1,158,636	1,212,488	101,864	0	0	0	0
Short Swaps	Trading	(2,472,988)	3.22	2.53	5,289	(755)	(1,158,636)	(1,212,488)	(101,864)	0	0	0	
European Call													
Long	Trading	597,650	3.22	2.53	2,230	4,571	313,700	270,200	13,750	0	0	0	
Short		(597,650)	3.22	2.53	(2,223)	(4,553)	(313,700)	(270,200)	(13,750)	0	0	0	

(1) Representative underlying asset value.
Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 4
Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity
(In thousands of pesos, except as noted, as of June 30, 2017)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Futures	Trading	(0.7)	58.57	0.0	(22,671)	0.0	(0.7)	0	0	0	0	0	N.A
Exchange Traded Swaps	Trading	(1.6)	77.81	89.15	52,482	169,631	(1.6)	0	0	0	0	0	N.A

(1) Net Volume.
(2) Representative underlying asset value per barrel.
(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 125,195,980.44

TABLE 5
Financial Derivative Instruments from Treasury
(In thousands of pesos, except as noted, as of June 30, 2017)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2017	2018	2019	2020	2021	Thereafter	
Over The Counter Interest Rate Swaps	Trading	1,419,521	LIBOR USD 1M = 1.22389%	LIBOR USD 1M = 0.98278%	(37,433)	(42,396)	132,068	272,827	284,723	296,966	256,750	176,188	0

(1) Representative underlying asset value.
LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of June 30, 2017 Ps. 17.8973 = US$1.00 and March 31, 2017 Ps. 18.8092 = US$1.00
The information in these tables has been calculated using the exchange rates as of June 30, 2017 Ps. 20.35818 = EUR$1.00 and March 31, 2017 Ps. 20.23306= EUR$1.00

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2017-06-30	Close Previous Exercise 2016-12-31
Subclassifications of assets, liabilities and equities [abstract]		
Cash and cash equivalents [abstract]		
Cash [abstract]		
Cash on hand	33,232,514,000	43,206,539,000
Balances with banks	29,279,482,000	28,223,888,000
Total cash	62,511,996,000	71,430,427,000
Cash equivalents [abstract]		
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	48,018,921,000	92,102,086,000
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	48,018,921,000	92,102,086,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	110,530,917,000	163,532,513,000
Trade and other current receivables [abstract]		
Current trade receivables	82,370,750,000	75,952,706,000
Current receivables due from related parties	0	0
Current prepayments [abstract]		
Current advances to suppliers	0	0
Current prepaid expenses	13,359,671,000	27,094,012,000
Total current prepayments	13,359,671,000	27,094,012,000
Current receivables from taxes other than income tax	0	0
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	38,609,914,000	30,609,365,000
Total trade and other current receivables	134,340,335,000	133,656,083,000
Classes of current inventories [abstract]		
Current raw materials and current production supplies [abstract]		
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	410,421,000	486,372,000
Current finished goods	38,357,080,000	31,797,449,000
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	13,175,057,000	13,608,240,000
Total current inventories	51,942,558,000	45,892,061,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners [abstract]		
Non-current assets or disposal groups classified as held for sale	7,396,196,000	7,460,674,000
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	7,396,196,000	7,460,674,000
Trade and other non-current receivables [abstract]		
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0

Concept	Close Current Quarter 2017-06-30	Close Previous Exercise 2016-12-31
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	150,532,923,000	148,607,602,000
Total trade and other non-current receivables	150,532,923,000	148,607,602,000
Investments in subsidiaries, joint ventures and associates [abstract]		
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	21,023,164,000	23,154,632,000
Total investments in subsidiaries, joint ventures and associates	21,023,164,000	23,154,632,000
Property, plant and equipment [abstract]		
Land and buildings [abstract]		
Land	44,347,996,000	44,573,336,000
Buildings	29,840,859,000	30,671,338,000
Total land and buildings	74,188,855,000	75,244,674,000
Machinery	0	0
Vehicles [abstract]		
Ships	0	0
Aircraft	0	0
Motor vehicles	16,516,088,000	13,533,397,000
Total vehicles	16,516,088,000	13,533,397,000
Fixtures and fittings	0	0
Office equipment	12,617,723,000	13,967,935,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	1,360,624,447,000	1,357,615,746,000
Construction in progress	157,764,302,000	206,426,289,000
Construction prepayments	0	0
Other property, plant and equipment	921,172,000	496,229,000
Total property, plant and equipment	1,622,632,587,000	1,667,284,270,000
Investment property [abstract]		
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill [abstract]		
Intangible assets other than goodwill [abstract]		
Brand names	0	0
Intangible exploration and evaluation assets	6,093,187,000	8,639,242,000
Mastheads and publishing titles	0	0
Computer software	0	0
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	5,356,896,000	5,560,492,000
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	6,175,724,000	4,410,133,000
Total intangible assets other than goodwill	17,625,807,000	18,609,867,000
Goodwill	0	0
Total intangible assets and goodwill	17,625,807,000	18,609,867,000
Trade and other current payables [abstract]		
Current trade payables	0	151,649,540,000

Concept	Close Current Quarter 2017-06-30	Close Previous Exercise 2016-12-31
Current payables to related parties	0	0
Accruals and deferred income classified as current [abstract]		
Deferred income classified as current	0	0
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	0	0
Current payables on social security and taxes other than income tax	0	0
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	108,389,144,000	0
Total trade and other current payables	108,389,144,000	151,649,540,000
Other current financial liabilities [abstract]		
Bank loans current	83,942,199,000	87,280,668,000
Stock market loans current	89,800,540,000	88,885,520,000
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	11,299,944,000	30,867,956,000
Total Other current financial liabilities	185,042,683,000	207,034,144,000
Trade and other non-current payables [abstract]		
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current [abstract]		
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities [abstract]		
Bank loans non-current	210,357,646,000	247,335,933,000
Stock market loans non-current	1,439,066,230,800	1,559,668,609,000
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,649,423,877,000	1,807,004,542,000
Other provisions [abstract]		
Other non-current provisions	80,142,039,000	88,317,878,000
Other current provisions	0	0
Total other provisions	80,142,039,000	88,317,878,000
Other reserves [abstract]		
Revaluation surplus	0	0
Reserve of exchange differences on translation	40,486,533,000	50,720,022,000
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	(3,956,391,000)	(5,564,130,000)

Concept	Close Current Quarter 2017-06-30	Close Previous Exercise 2016-12-31
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(208,555,333,000)	(208,555,333,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	0	0
Total other reserves	(172,025,191,000)	(163,399,441,000)
Net assets (liabilities) [abstract]		
Assets	2,236,281,843,000	2,329,886,027,000
Liabilities	3,357,268,174,000	3,562,894,174,000
Net assets (liabilities)	(1,120,986,331,000)	(1,233,008,147,000)
Net current assets (liabilities) [abstract]		
Current assets	323,467,687,000	355,398,801,000
Current liabilities	361,882,162,000	426,189,887,000
Net current assets (liabilities)	(38,414,475,000)	(70,791,086,000)

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2017-01-01 - 2017-06-30	Accumulated Previous Year 2016-01-01 - 2016-06-30	Quarter Current Year 2017-04-01 - 2017-06-30	Quarter Previous Year 2016-04-01 - 2016-06-30
Analysis of income and expense [abstract]				
Revenue [abstract]				
Revenue from rendering of services	7,534,785,000	7,080,417,000	4,008,181,000	3,893,897,000
Revenue from sale of goods	663,514,261,000	473,618,098,000	318,455,354,000	251,815,378,000
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	671,049,046,000	480,698,515,000	322,463,535,000	255,709,275,000
Finance income [abstract]				
Interest income	7,301,747,000	4,229,469,000	3,693,243,000	2,449,401,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	27,749,042,000	8,914,794,000	22,340,167,000	(662,661,000)
Other finance income	0	0	0	0
Total finance income	35,050,789,000	13,144,263,000	26,033,410,000	1,786,740,000
Finance costs [abstract]				
Interest expense	49,612,925,000	43,146,606,000	23,718,852,000	23,559,880,000
Net loss on foreign exchange	(202,662,743,000)	125,958,938,000	(60,572,598,000)	106,935,073,000
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	7,416,157,000	10,910,173,000	2,607,917,000	10,276,801,000
Other finance cost	0	0	0	0
Total finance costs	(145,633,661,000)	180,015,717,000	(34,245,829,000)	140,771,754,000
Tax income (expense)				
Current tax	198,571,462,000	132,602,739,000	95,532,237,000	67,113,628,000
Deferred tax	6,554,663,000	478,089,000	4,141,015,000	956,857,000
Total tax income (expense)	205,126,125,000	133,080,828,000	99,673,252,000	68,070,485,000

[800500] Notes - List of notes

Disclosure of notes and other explanatory information [text block]

ver anexo 813000

Disclosure of summary of significant accounting policies [text block]

Ver anexo 813000

[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies [text block]

Ver anexo 813000

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting [text block]

?

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the *Ley de Petróleos Mexicanos* (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the *Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias* (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, *Pemex Exploración y Producción* (Pemex Exploration and Production), *Pemex Transformación Industrial* (Pemex Industrial Transformation), *Pemex Perforación y Servicios* (Pemex Drilling and Services), *Pemex Logística* (Pemex Logistics), *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services), *Pemex Fertilizantes* (Pemex Fertilizers) and *Pemex Etileno* (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the "Subsidiary Entities").

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were *Pemex-Exploración y Producción*, *Pemex-Refinación* (Pemex-Refining), *Pemex-Gas and Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) and *Pemex-Petroquímica* (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization (defined below) proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization proposal, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which will assume all of the rights and obligations of the existing Subsidiary Entities (the "Corporate Reorganization"). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed in the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved *the Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos) and the *acuerdos de creación* (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective purposes are as follows:

- Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

- Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.

- Pemex Drilling and Services: This entity performs drilling services and repair and services of wells, among others.

- Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services, among others.

- Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly, among others.

- Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services, among others.

- Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others, among others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On December 29, 2015, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date. On May 12, 2016, a modification to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1,2015.

As of the date of this report, all of the creation resolutions of the productive state-owned subsidiaries have come into effect.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3 a).

"Associates," as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

PEMEX's address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

a. Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2017 and December 31, 2016, and for the six-month periods ended June 30, 2017 and 2016, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2016. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On July 26, 2017, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. José Antonio González Anaya, Chief Executive Officer, Mr. Juan Pablo Newman Aguilar, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

b. Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits. The principal items measured at value-in-use are some components of wells, pipelines, properties, plant and equipment.

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

During the six months ended June 30, 2016, PEMEX recognized net loss of Ps. 145,478,673 caused mainly by the decrease in international oil prices and the high tax burden applicable to the industry. However, during the six months ended June 30, 2017, PEMEX recognized net income of Ps. 120,715,749 caused mainly by the appreciation of the peso relative to the US dollar as well as an increase in the price of crude oil. It is important to emphasize that the second quarter of 2107 became the third straight quarter in which PEMEX obtains net income after complicated months, mainly due to the low price on hydrocarbons. Additionally, as of June 30, 2017 and December 31, 2016, PEMEX had a negative equity of Ps. 1,120,986,331 and Ps. 1,233,008,147 respectively, which resulted in a negative working capital of Ps. 38,414,475 and Ps. 70,791,086, respectively, and a net cash flows used in operating activities of Ps. 7,518,304, for the period ended June 30, 2017.

PEMEX believes net cash flows from its operating and financing activities for 2017, including the use of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following issuance of these unaudited condensed consolidated interim financial statements.

PEMEX continues to redefine and implement, among others, the following actions and business strategies that enables it to operate competitively and efficiently. PEMEX began implementing certain of these actions and strategies in 2016 and will continue in 2017, and some of them are the result of taking advantage of benefits of the Energy Reform as further described below:

2017-2021 Business Plan: On November 3, 2016, PEMEX announced its business plan for the five-year period from 2017 through 2021, which is designed to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional alliances, including an intensive farm-out program. The business plan was prepared conservatively and does not include additional income from the disposal of assets.

Plan for 2017: The 2017 actions under the business plan also sets out certain objectives PEMEX expects to achieve with respect to its Subsidiary Entities as follows:

- Pemex Exploration and Production's investments will focus on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon production. On March 7, 2017, Pemex Exploration and Production signed the first farm- out project with BHP-Billiton for the Trion project, as well as the partnership with Chevron and Inpex Corporation for the rights to block 3 North of the Plegado Perdido, both in deep waters. On May 2, 2017, the *Comisión Nacional de Hidrocarburos*, "National Hydrocarbon Commission" ("CNH") signed with Pemex Exploration and Production, the Contract for Crude Oil Drilling under the shared shallow water production scheme. On May 30, 2017, Petróleos Mexicanos obtained the approval from the CNH for the assignment of a new area that includes a portion to the south of the maritime border with the United States, in the deep waters of the Gulf of Mexico. Similarly, on June 19, 2017, Pemex Exploration and Production was awarded in the Round 2.1 to develop two blocks in shallow as a consortium with Deutsche Erdoel AG (DEA) and Ecopetrol companies, respectively; Pemex is also in the process to enter into four new farmouts for exploration and production in various offshore and onshore fields.

- With respect to Pemex Industrial Transformation, PEMEX is seeking partnerships for auxiliary services and the reconfiguration of certain refineries. With this subject, On February 23, 2017, Pemex Industrial Transformation subscribed the auxiliary services contract with Air Liquide México. S.A. de R.L. de C.V. for hydrogen supply in the Miguel Hidalgo Refinery in Tula, Hidalgo.

- Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to one that provides profitable and competitive services to multiple customers. On May 2, 2017, PEMEX announced the results of the first Open Season Public Auction held by Pemex Logistics whereby on July 19, 2017, PEMEX undersigned the contracts with the American company Tesoro, so the latter may use the duct transport and storage system in the south of the country.

- PEMEX's business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene, Pemex Cogeneration and Services and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities. On July 6, 2017, Pemex Ethylene, successfully concluded the e-auction to adjudicate quantities of ethylene oxide, in which 100% of the available volume available was placed at a market price that balanced both offer and demand and was higher than the historical price.

2016 Budget Adjustment: In 2017, PEMEX continues to develop actions from its *Plan de Ajuste Presupuestal 2016* (2016 Budget Adjustment Plan) which were included in its 2017-2021 Business Plan.

Pension Reform. As of January 1, 2016, new employees receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee's individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, PEMEX started the program to promote existing employees migrate from the defined benefit plan to a defined contribution plan, which will allow PEMEX to decrease its employee benefits service cost and employee benefits liability.

Asset Sales. An important strategy identified in the Business Plan is to focus the company´s efforts on those activities considered as the most profitable, leading PEMEX to continue assessing the divestiture of non-essential assets to obtain fresh resources for PEMEX´s projects.

Decreased Debt Financing: PEMEX will decrease its financing during the year in 2017 from Ps. 240,400,000 net indebtedness approved for 2016 to a net indebtedness approved of Ps. 150,000,000 in 2017. In addition, PEMEX will assess opportunities for liability management in accordance with market conditions. The liability management transactions completed on October, 2016 and July, 2017, allowed PEMEX the exchange of near to maturity securities for longer term maturity securities with better conditions, strengthening its financial situation. The positive answer of the markets to the financial strategy of Pemex resulted in a change in prospects by Standard & Poors and Fitch from negative to stable.

New Budget: On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved a proposal for the annual consolidated budget of Petróleos Mexicanos and its Subsidiaries Entities for 2017, which was subsequently approved by the Chamber of Deputies on November 10, 2016. The consolidated annual budget of Petróleos Mexicanos and its Subsidiary entities for 2017 is approximately Ps. 391,946,173 as compared to the Ps. 378,282,000 annual consolidated adjusted budget for 2016.

The structural changes arising from the Energy Reform, and the actions taken by management are aimed at ensuring the continuity of PEMEX's operations, reducing costs, generating more revenue and operating more efficiently.

In April 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows from decreases in the price of Mexican crude oil.

Petróleos Mexicanos and its Subsidiaries Entities are not subject to the *Ley de Concursos Mercantiles* (the Bankruptcy Law) and none of PEMEX'S existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June, 2017 and December 31, 2016 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity's ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities in 2016. PEMEX has disclosed the existence of these uncertainties, the circumstances that have caused these negative trends and the concrete actions it is taking to face them, improve its results and strengthen the feasibility to continue operating, achieving maximization and efficiencies in an economic environment which is showing recovery and some stability. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c. *Functional and reporting currency and translation of foreign currency operations*

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

i. the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii. Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii. employee benefits provision was approximately 37% and 34% of PEMEX's total liabilities as of June 30, 2017 and December 31, 2016, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv. cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico's monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the period for income and expenses reported in the statement of comprehensive income.

d. Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "US$" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

e. Significant events and transactions

Information regarding events and transactions that are significant to understanding the changes in PEMEX's financial position and the performance of its consolidated financial statements since December 31, 2016, including information relating to the analysis of PEMEX as a going concern, is included in the following sections of Petróleos Mexicanos' report on Form 6-K relating to certain recent developments furnished to the SEC:

- Operating and Financial Review and Prospects;
- Liquidity and Capital Resources; and
- Business Overview.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

- Note 3(e) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Income taxes and duties;
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

a. Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of its unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX's participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos' unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the period, attributable to non-controlling interests," in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

b. *Business combinations and goodwill*

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured as the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the acquired assets and liabilities in order to appropriately classify and designate each, taking into account the contractual terms, economic circumstances and other pertinent conditions as of the date of the acquisition. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

For business combinations achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in income or loss or other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 "Financial instruments: Recognition and Measurement" is measured at fair value, with changes in fair value recognized in income or loss or other comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS requirement. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a cash generating unit and certain of the operations in that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

c. *Transactions in foreign currency*

In accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the unaudited condensed consolidated interim statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the unaudited condensed consolidated interim statements of comprehensive income.

Derivative financial instruments

DFIs presented in the unaudited condensed consolidated interim statements of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the unaudited condensed consolidated interim statements of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset´s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

Impairment in available-for-sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available- for-sale financial asset is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in profit or loss.

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16"), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX's property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

j. Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the costs and expenses in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

m. Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operates both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and its employees contribute to the worker's individual account. PEMEX's contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

The obligations and costs of the defined benefit plan recognized in the interim periods are determined based on the actuarial calculation of the previous year.

n. *Income taxes and duties*

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity shall be presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists on the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

- The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

- the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, "Income Taxes" (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

o. Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a withholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined or gas products, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

r. Presentation of unaudited condensed consolidated interim statements of comprehensive income

The costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income an expenses concepts that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs.

Foreign exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income (loss) for the period.

s. *Operating segments*

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

t. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and presented in a separate line item in the unaudited condensed consolidated interim statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) non-current asset or disposal group of assets, is available for immediate distribution in their present conditions and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

- represents a separate major line of business or geographical area of operations;
- is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

u. *New IFRS not yet adopted*

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated financial statements but could have effect in subsequent PEMEX's financial information.

Amendments effective for periods beginning in 2018:

a)IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

The IASB issued the amendment to IFRS 15 to provide a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue as the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

- identify customer contracts that fall within the scope of the new standard;
- identify the separate performance obligations in the contract based on the following criteria: i) sales of goods or services, separately, ii) sales that are dependent or interrelated with other products or services; and iii) homogeneous and consistent sales pattern;
- determine the price of the transaction by applying the following considerations: i) variable consideration and constraining estimates of variable consideration; ii) the existence of a significant financing component in the contract; iii) any non-cash consideration; and iv) the consideration payable to the customer;
- allocate the transaction price to each separate performance obligation; and
- recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of reviewing its contracts to identify performance obligations and transaction prices in order to determine any necessary changes to its current procedures and reports; additionally PEMEX has the advisory from a consultant that is currently developing the respective training programs, with a focus on the oil industry. As of the date of these consolidated interim financial statements, PEMEX has not determined the impact of IFRS 15 on its income (loss) for the year.

b)IFRS 9, "Financial Instruments" ("IFRS 9"(2014))

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

PEMEX is in the process of analyzing the behavior of its financial assets and liabilities in order to determine the appropriate classification, measurement, impairment and disclosure of its financial instruments; additionally PEMEX has the advisory from a consultant that is currently developing the respective training programs, with a focus on the oil industry. As of the date of these consolidated interim financial statements, PEMEX cannot predict the impact of IFRS 9 on its income (loss) for the year.

c)IAS 28 "Investments in Associates and Joint Ventures" ("IAS 28") - Annual Improvements to IFRS 2014 - 2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS Cycle 2014 - 2016, which clarified that a venture capital organization or a mutual fund, unit trust and similar entities may elect, at initial recognition, to measure investment in an associate or joint venture at fair value through recognizing the changes in profits.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

d)Amendments to IAS 40 "Investment Property" ("IAS 40") - Transfers of Investment Property

These amendments were made to state that an entity transfer a property to, or from, investment property occurs when, and only when, there is evidence of a change of use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management's intentions for the use of a property by itself does not constitute evidence of a change in use.

Additionally, examples of evidence of a change in use were included.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

e)Interpretation of IFRIC 22 "Foreign Currency Transactions and Advance Considerations" (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance due the fact that it observed some diversity in practice regarding these transactions.

The interpretations recognized foreign currency transactions when:

- there is consideration that is denominated or priced in a foreign currency;
- the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and
- the prepayment asset or deferred income liability is non-monetary.

The Interpretations Committee concluded that:

- The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.
- If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Standards effective for periods beginning in 2019

IFRS 16, "Leases" ("IFRS 16")

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, "Leases and Guide interpretations."

The main changes from the previous standard are:

- IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;
- the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;
- the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

- the standard does not include significant changes to the requirements for accounting by lessors.
  The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, "Revenue from Contracts with Customers."

PEMEX is in the process of analyzing its leasing contracts in order to determine necessary changes to its procedures and reports; additionally PEMEX has the advisory from a consultant that is currently developing the respective training programs. As of the date of these consolidated interim financial statements, PEMEX has not determined the impact of IFRS 16 on its income (loss) for the year.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of June 30, 2017, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, Ltd. (PMI Mar) (i)
- P.M.I. Services, B.V. (PMI SHO) (i)
- P.M.I. Holdings, B.V. (PMI HBV) (i)
- P.M.I. Trading, Ltd. (PMI Trading) (i)
- PEMEX Internacional España, S. A. (PMI SES) (i)(x)
- P.M.I. Holdings Petróleos España, S. L. (HPE) (i)
- P.M.I. Services North America, Inc. (PMI SUS) (i)
- P.M.I. Holdings North America, Inc. (PMI HNA) (i)
- P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)
- P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)
- PMI Field Management Resources, S. L. (FMR) (i)
- PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)
- Pro-Agroindustria, S. A. de C. V. (AGRO) (i)
- PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)
- PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)
- PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)(iii)
- PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)(iii)
- PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)(iii)
- PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)(iii)
- PEMEX Procurement International, Inc. (PPI)
- Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)
- PEMEX Finance, Ltd. (FIN) (ii)
- Mex Gas Internacional, S. L. (MGAS)
- Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (III) (iv)
- Kot Insurance Company, AG. (KOT)
- PPQ Cadena Productiva, S.L. (PPQCP)
- III Servicios, S. A. de C. V. (III Servicios)
- PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)(v)
- PMX Cogeneración Internacional, S.L. (MG COG) (vi) (viii)
- PMX Cogeneración S.A.P.I. de C.V. (PMX COG) (vi)
- PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (vi)
- PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (vi)
- Grupo Fertinal (GP FER) (vi)
- Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (vii)
- P.M.I Trading Mexico, S.A. de C.V. (ix)

i. Member Company of the "PMI Subsidiaries".

ii. Non-controlling Interest Company.
iii. As of February 2015, these companies were included in the consolidated financial statements of PEMEX.
iv. Until September 2015, formerly Instalaciones Inmobiliarias para Industrias, S.A. de C.V.
v. As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
vi. As of June 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
vii. As of July 2016 this company was included in the consolidated financial statements of PEMEX.
viii. Until October 2016, formerly Mex Gas Cogeneración S.L.
ix. As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX
x. As of February 2017, this company merged with HPE.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX's operations are now conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX's business segments following the Corporate Reorganization are as described below:

- The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 34 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex Industrial Transformation.

- The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil produced to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and a significant portion of jet fuel produced to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). The refining segment's most important products are different types of gasoline and diesel. Industrial transformation also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

- The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

- The drilling segment receives income from drilling services, and wells repair and services.

- The logistics segment earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

- The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

- The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

- The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX and makes decisions.

As of/for the period ended June 30, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps. 418,708,519	Ps. -	Ps. -	Ps. -	Ps. 2,290,875	Ps. 6,112,538	Ps.234,763,658	Ps. 1,638,671	Ps. -	Ps. 663,514,261
Intersegment	387,322,281	67,897,390	20,796	1,666,398	45,641,151	51,300	950,069	248,203,044	33,189,159	(784,941,588)	-
Services income	-	3,053,130	39,241	12,852	1,774,738	1,488	16,051	382,655	2,702,097	(447,467)	7,534,785
Impairment of wells pipelines, properties, plant and equipment	5,343,636	(3,977,849)	-	2,035,625	-	-	-	-	-	-	3,401,412
Cost of sales	184,384,848	514,898,359	70,205	619,910	21,607,682	2,692,122	6,918,801	476,326,584	12,353,199	(756,551,814)	463,319,896
Gross income (loss)	197,593,797	(21,261,471)	(10,168)	(976,285)	25,808,207	(348,459)	159,857	7,022,773	25,176,728	(28,837,241)	204,327,738
Other revenues (expenses), net	15,539,472	1,292,008	-	(90,423)	65,590	8,658	(7,624)	(5,857,219)	(623,007)	(15,414)	10,312,041
Distribution, transportation and sales expenses	-	15,467,380	4,392	-	32,186	231,962	167,348	158,261	18,644	(4,546,078)	11,534,095
Administrative expenses	28,475,643	18,824,418	16,858	493,768	3,626,719	243,137	574,522	798,932	30,281,796	(24,512,579)	58,823,214
Operating income (loss)	184,657,626	(54,261,261)	(31,418)	(1,560,476)	22,214,892	(814,900)	(589,637)	208,361	(5,746,719)	206,002	144,282,470
Financing income	69,818,827	5,584,282	-	20,592	471,888	990	31,278	462,796	74,909,454	(143,998,360)	7,301,747
Financing cost	65,802,803	1,265,639	11,532	417,107	131,032	77,849	16	554,405	125,284,874	(143,932,332)	49,612,925
Derivative financial instruments income (cost), net	60,229	1,217	-	-	-	-	-	401,399	19,870,040	-	20,332,885
Foreign exchange income (loss), net	173,933,139	12,167,046	-	899,966	757,272	17,956	(3,942)	(74,187)	14,965,493	-	202,662,743
Profit (loss) sharing in associates	30,870	8,898	-	-	-	-	-	681,074	143,878,951	(143,724,839)	874,954
Taxes, duties and other	198,282,332	-	-	-	4,863,301	-	-	2,136,487	(155,995)	-	205,126,125
Net income (loss)	164,415,556	(37,765,457)	(42,950)	(1,057,025)	18,449,719	(873,803)	(562,317)	(1,011,449)	122,748,340	(143,584,865)	120,715,749
Total current assets	964,913,349	462,726,752	373,075	5,127,722	42,878,368	973,042	3,775,048	105,579,201	467,085,984	(1,729,964,854)	323,467,687
Permanent investments in associates and other	170,393	258,066	-	-	-	-	-	16,177,240	(110,495,118)	114,912,583	21,023,164
Wells, pipelines, properties, plant and equipment, net	1,109,802,774	307,817,470	-	17,888,173	119,066,085	7,638,625	19,539,341	6,097,057	34,783,062	-	1,622,632,587
Total assets	2,111,214,443	771,049,730	373,086	23,633,374	179,130,478	8,666,191	23,414,241	132,925,292	2,202,326,329	(3,216,451,321)	2,236,281,843
Total current liabilities	267,249,434	361,029,037	489,095	2,193,240	17,339,578	2,975,536	1,838,802	61,377,372	1,372,311,581	(1,724,921,513)	361,882,162
Long-term debt	1,593,356,596	23,733,417	-	11,090,841	3,139,978	-	-	2,788,070	1,608,410,163	(1,593,095,188)	1,649,423,877
Employee benefits	372,165,984	590,820,264	202,730	461,089	602,008	22,824	23,951	(703,089)	288,348,868	-	1,251,944,629
Total liabilities	2,307,044,263	979,866,886	692,443	13,816,296	26,070,184	2,998,974	1,870,963	68,760,183	3,287,511,886	(3,331,363,904)	3,357,268,174
Equity (deficit), net	(195,829,820)	(208,817,156)	(319,357)	9,817,078	153,060,294	5,667,217	21,543,278	64,165,109	(1,085,185,557)	114,912,583	(1,120,986,331)
Depreciation and amortization	59,311,370	8,916,655	-	1,177,076	2,223,185	202,793	653,504	(51,384)	989,451	-	73,422,650
Net periodic cost of employee benefits	17,588,809	28,026,525	10,854	19,962	30,306	2,462	2,058	19,371	13,337,718	-	59,038,065
Acquisition of wells, pipelines, properties, plant and equipment	31,083,773	1,326,858	-	182,596	1,541,121	69,784	109,211	198	1,397,177	-	35,710,718

As of/for the period ended June 30, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:											
Trade	Ps. -	Ps. 290,695,761	Ps. -	Ps. -	Ps. -	Ps. 3,476,144	Ps. 7,916,417	Ps.171,529,775	Ps. -	Ps. -	Ps. 473,618,097
Intersegment	269,719,404	60,978,989	-	4,273,771	4,716,608	1,965,396	799,494	155,247,109	31,335,011	(529,035,782)	-
Services income	-	2,676,853	-	-	32,063,156	900	36,149	382,070	2,733,586	(30,812,296)	7,080,418
Cost of sales	64,932,719	380,225,921	10,820	1,998,419	25,908,372	5,812,346	5,545,124	316,873,641	2,088,829	(546,467,396)	256,928,795
Gross income (loss)	204,786,685	(25,874,318)	(10,820)	2,275,352	10,871,392	(369,906)	3,206,936	10,285,313	31,979,768	(13,380,682)	223,769,720
Other (expenses) revenues, net	2,496,129	1,605,268	-	609,145	(22,389)	5,455,420	70,825	418,317	(484,610)	(10,453,094)	(304,989)
Distribution, transportation and sales expenses	-	13,526,874	5,412	6	579,752	136,529	181,767	234,666	72	(1,441,787)	13,223,291
Administrative expenses	20,108,383	28,394,264	131,453	107,833	761,946	79,788	8,814	963,790	27,280,003	(22,779,605)	55,056,669
Operating income (loss)	187,174,431	(66,190,188)	(147,685)	2,776,658	9,507,305	4,869,197	3,087,180	9,505,174	4,215,083	387,616	155,184,771
Financing income	18,378,372	6,624,099	912	24,830	715	4,666	17,599	489,570	54,638,741	(75,950,035)	4,229,469
Financing cost	48,182,932	2,482,860	4,971	320,941	306,217	300,460	2,959	596,886	66,539,681	(75,591,301)	43,146,606
Derivative financial instruments (cost) income, net	-	2,325	-	-	-	-	-	(1,190,046)	(807,658)	-	(1,995,379)
Foreign exchange (loss) income, net	(108,000,438)	(5,216,063)	2,567	(816,401)	(726,780)	(800,449)	(2,497)	179,006	(10,577,883)	-	(125,958,938)
(Loss) profit sharing in associates	(17,899)	453,399	-	-	-	-	-	320,437	(127,706,203)	126,239,104	(711,162)
Taxes, duties and other	127,959,169	-	-	358,512	1,561,005	18,648	-	3,703,809	(520,315)	-	133,080,828
Net (loss) income	(78,607,635)	(66,809,288)	(149,177)	1,305,634	6,914,018	3,754,306	3,099,323	5,003,446	(146,257,286)	126,267,986	(145,478,673)
Total current assets	835,552,302	802,769,408	569,231	13,206,020	54,792,861	1,857,020	4,126,623	106,682,083	550,695,081	(1,928,222,355)	442,028,274
Permanent investments in associates and other	901,755	7,487,960	-	-	-	-	-	12,959,251	(363,023,263)	366,553,023	24,878,726
Wells, pipelines, properties, plant and equipment, net	1,034,703,339	251,372,616	-	21,918,569	70,389,579	28,364,129	20,313,114	3,298,891	24,691,977	-	1,455,052,214
Total assets	1,884,775,924	1,062,181,778	573,543	35,477,331	127,958,542	31,561,925	24,582,382	128,655,940	1,826,455,857	(3,066,690,061)	2,055,533,161
Total current liabilities	291,971,882	650,115,549	503,066	10,946,785	17,447,778	2,670,368	1,497,563	60,188,380	1,416,208,658	(1,919,796,779)	531,753,250
Long-term debt	1,495,865,500	17,466,836	-	12,294,366	4,681,395	12,008,676	-	3,632,339	1,510,302,575	(1,498,035,789)	1,558,215,898
Employee benefits	389,681,925	626,077,727	63,740	433,491	309,716	18,678	4,970	(7,371)	295,188,699	-	1,311,771,575
Total liabilities	2,255,660,862	1,297,245,016	567,459	23,685,034	26,916,570	18,198,037	1,502,533	67,058,622	3,240,142,197	(3,433,243,084)	3,497,733,246
Equity (deficit), net	(370,884,938)	(235,063,238)	6,084	11,792,297	101,041,972	13,363,888	23,079,849	61,597,318	(1,413,686,340)	366,553,023	(1,442,200,085)
Depreciation and amortization	53,341,758	6,249,233	-	1,435,576	1,120,603	618,942	663,782	44,651	446,045	-	63,920,586
Net periodic cost of employee benefits	17,459,077	27,982,007	2,568	15,674	16,680	1,254	1,359	52,459	12,942,864	-	58,473,942
Acquisition of wells, pipelines, properties, plant and equipment	53,543,991	13,484,152	-	706,690	8,213,484	21,624,628	1,219,703	265,082	3,745,758	-	102,803,488

As of the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	983,260,710	795,237,287	388,422	6,032,213	22,087,801	1,724,967	5,817,262	125,081,531	611,464,455	(2,195,695,848)	355,398,800
Permanent investments in associates and other	139,523	257,159	-	-	-	-	-	17,568,893	(244,932,588)	250,121,645	23,154,632
Wells, pipelines, properties, plant and equipment, net	1,176,504,263	311,432,174	-	21,023,629	86,695,514	7,771,634	20,086,650	6,691,813	37,536,571	-	1,667,742,248
Total assets	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145	(3,692,478,836)	2,329,886,024
Total current liabilities	340,011,451	666,467,674	472,236	3,894,121	19,824,792	2,995,088	3,879,828	78,894,485	1,497,612,971	(2,187,862,760)	426,189,886
Long-term debt	1,737,109,328	31,495,027	-	12,489,423	4,382,109	-	-	3,597,938	1,757,315,685	(1,739,384,968)	1,807,004,542
Employee benefits	362,312,386	575,277,374	191,876	441,127	571,702	20,362	21,893	(749,034)	282,321,750	-	1,220,409,436
Total liabilities	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189	(3,942,600,482)	3,562,894,171
Equity (deficit), net	(326,803,124)	(171,043,710)	(276,406)	10,820,396	101,488,504	6,541,019	22,105,597	68,490,975	(1,194,453,044)	250,121,646	(1,233,008,147)
Acquisition of wells, pipelines, properties, plant and equipment	70,418,370	32,254,531	-	2,053,139	26,344,495	889,420	1,724,690	1,019,484	21,031,214	-	155,735,343

PEMEX's management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of/for the period ended June 30, 2017		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:										
By segment	Ps.	387,322,281	490,816,990	60,037	2,761,288	47,415,889	2,380,930	7,078,658	483,379,785	37,529,927
Less unrealized intersegment sales		-	(1,157,951)	-	(1,082,038)	-	(37,267)	-	(30,428)	-
Total consolidated sales	Ps.	387,322,281	489,659,039	60,037	1,679,250	47,415,889	2,343,663	7,078,658	483,349,357	37,529,927
Operating income (loss):										
By segment	Ps.	184,850,444	(51,285,496)	(31,418)	(1,771,044)	18,769,750	(956,347)	(1,273,793)	130,104	(5,746,719)
Less unrealized intersegment sales		-	(1,157,951)	-	(1,082,038)	-	(37,267)	-	(30,428)	-
Less unrealized gain due to production cost valuation of inventory		(114,601)	(1,817,814)	-	980,327	-	-	-	108,685	-
Less capitalized refined products		(137,707)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest		59,490	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	312,279	3,445,142	178,714	684,156	-	-
Total consolidated operating income (loss)	Ps.	184,657,626	(54,261,261)	(31,418)	(1,560,476)	22,214,892	(814,900)	(589,637)	208,361	(5,746,719)
Net income (loss):										
By segment	Ps.	164,547,749	(34,979,889)	(139,628)	(1,267,593)	15,004,577	8,506,408	(1,147,444)	(1,089,706)	122,748,340
Less unrealized intersegment sales		-	(1,157,951)	-	(1,082,038)	-	(37,267)	-	(30,428)	-
Less unrealized gain due to production cost valuation of inventory		(114,601)	(1,817,814)	-	980,327	-	-	-	108,685	-
Less capitalized refined products		(137,707)	-	-	-	-	-	-	-	-
Less equity method elimination		60,625	190,197	96,678	-	-	(9,521,658)	(99,029)	-	-
Less amortization of capitalized interest		59,490	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	312,279	3,445,142	178,714	684,156	-	-
Total consolidated net (loss) income	Ps.	164,415,556	(37,765,457)	(42,950)	(1,057,025)	18,449,719	(873,803)	(562,317)	(1,011,449)	122,748,340
Assets:										
By segment	Ps.	2,136,980,545	818,608,605	319,675	26,583,936	299,475,440	17,670,355	36,369,521	142,127,671	2,202,326,329
Less unrealized intersegment sales		605,205	(5,324,176)	-	-	7,183	-	(5,303)	(362,957)	-
Less unrealized gain due to production cost valuation of inventory		(3,361,383)	(35,179,252)	-	-	-	(37,267)	-	(6,711,505)	-
Less capitalized refined products		(137,707)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		(22,250,279)	-	-	(2,950,562)	(120,352,145)	(5,121,329)	(12,061,979)	(424,849)	-
Less equity method for unrealized profits		(681,428)	(7,063,570)	53,411	-	-	(3,845,568)	(887,998)	(1,703,068)	-
Less amortization of capitalized interest		59,490	8,123	-	-	-	-	-	-	-
Total consolidated assets	Ps.	2,111,214,443	771,049,730	373,086	23,633,374	179,130,478	8,666,191	23,414,241	132,925,292	2,202,326,329
Liabilities:										
By segment	Ps.	2,307,044,263	984,286,815	692,443	13,318,730	26,070,184	2,998,974	1,870,963	68,454,797	3,287,511,886
Less unrealized intersegment sales		-	(4,419,929)	-	497,566	-	-	-	305,386	-
Total consolidated liabilities	Ps.	2,307,044,263	979,866,886	692,443	13,816,296	26,070,184	2,998,974	1,870,963	68,760,183	3,287,511,886

As of/for the period ended June 30, 2016		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:										
By segment	Ps.	269,719,404	355,223,265	-	4,273,771	36,779,764	5,442,440	8,752,060	327,185,596	34,068,597
Less unrealized intersegment sales		-	(871,662)	-	-	-	-	-	(26,642)	-
Total consolidated sales	Ps.	269,719,404	354,351,603	-	4,273,771	36,779,764	5,442,440	8,752,060	327,158,954	34,068,597
Operating income (loss):										
By segment	Ps.	188,512,886	(73,158,005)	(147,685)	2,469,780	6,261,115	4,690,463	1,015,205	9,733,129	4,215,083
Less unrealized intersegment sales		-	(871,662)	-	-	-	-	-	(26,642)	-
Less unrealized gain due to production cost valuation of inventory		(350,214)	7,839,479	-	-	-	-	1,274,347	(201,313)	-
Less capitalized refined products		(1,047,731)	-	-	-	-	-	-	-	-
Less amortization of capitalized interest		59,490	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	306,878	3,246,190	178,734	797,628	-	-
Total consolidated operating income (loss)	Ps.	187,174,431	(66,190,188)	(147,685)	2,776,658	9,507,305	4,869,197	3,087,180	9,505,174	4,215,083
Net income (loss):										
By segment	Ps.	(77,237,940)	(73,427,347)	(149,177)	998,756	3,667,828	3,575,572	(561,821)	5,231,401	(146,257,286)
Less unrealized intersegment sales		-	(871,662)	-	-	-	-	-	(26,642)	-

Less unrealized gain due to production cost valuation of inventory		(350,215)	7,839,479	-	-	-	-	1,274,347	(201,313)	-
Less capitalized refined products		(1,047,732)	-	-	-	-	-	-	-	-
Less equity method elimination		(31,239)	(349,758)	-	-	-	-	1,589,169	-	-
Less amortization of capitalized interest		59,491	-	-	-	-	-	-	-	-
Less depreciation of revaluated assets		-	-	-	306,878	3,246,190	178,734	797,628	-	-
Total consolidated net (loss) income	Ps.	(78,607,635)	(66,809,288)	(149,177)	1,305,634	6,914,018	3,754,306	3,099,323	5,003,446	(146,257,286)
Assets:										
By segment	Ps.	1,909,632,454	1,087,954,150	573,543	39,127,703	263,677,241	37,946,600	43,548,515	135,026,578	1,826,455,857
Less unrealized intersegment sales		1,132	(4,374,564)	-	-	-	-	(5,304)	(320,178)	-
Less unrealized gain due to production cost valuation of inventory		(23,426,961)	(17,425,466)	-	-	-	-	-	(6,050,460)	-
Less capitalized refined products		(1,047,732)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		-	-	-	(3,650,372)	(135,718,699)	(6,384,675)	(16,216,829)	-	-
Less equity method for unrealized profits		(442,460)	(3,972,342)	-	-	-	-	(2,744,000)	-	-
Less amortization of capitalized interest		59,491	-	-	-	-	-	-	-	-
Total consolidated assets	Ps.	1,884,775,924	1,062,181,778	573,543	35,477,331	127,958,542	31,561,925	24,582,382	128,655,940	1,826,455,857
Liabilities:										
By segment	Ps.	2,255,660,862	1,297,245,016	567,459	23,685,034	26,916,570	18,198,037	1,502,533	66,431,789	3,240,142,197
Less unrealized intersegment sales		-	-	-	-	-	-	-	626,833	-
Total consolidated liabilities	Ps.	2,255,660,862	1,297,245,016	567,459	23,685,034	26,916,570	18,198,037	1,502,533	67,058,622	3,240,142,197

As of the year ended December 31, 2016		Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets:										
By segment	Ps.	2,232,052,453	1,151,907,566	425,141	30,990,147	254,615,026	10,421,225	43,067,636	170,782,928	2,359,024,145
Less unrealized intersegment sales		483,230	(4,158,101)	-	-	-	-	(5,304)	(332,529)	-
Less unrealized gain due to production cost valuation of inventory		(3,246,782)	(33,361,438)	-	-	-	-	-	(5,688,341)	-
Less capitalized refined products		(1,661,986)	-	-	-	-	-	-	-	-
Less depreciation of revalued assets		(20,585,300)	-	-	(3,316,549)	(123,790,105)	(5,300,044)	(12,746,136)	(652)	-
Less equity method for unrealized profits		(742,055)	(7,293,447)	(36,718)	-	-	4,435,288	(4,308,877)	(8,960,344)	-
Less amortization of capitalized interest		118,981	-	-	-	-	-	-	(424,198)	-
Total consolidated assets	Ps.	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145
Liabilities:										
By segment	Ps.	2,533,221,665	1,282,558,220	664,829	16,457,347	29,336,417	3,015,450	3,901,722	85,392,123	3,553,477,189
Less unrealized intersegment sales		-	(4,419,930)	-	395,855	-	-	-	1,493,766	-
Total consolidated liabilities	Ps.	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2017 and December 31, 2016, cash and cash equivalents were as follows:

a. Cash, Cash Equivalents

	June 30, 2017	December 31, 2016
Cash on hand and in banks(i)	Ps. 62,511,997	Ps. 71,430,427
Marketable securities	48,018,920	92,102,086
	Ps. 110,530,917	Ps. 163,532,513

(i) Cash on hand and in banks is primarily composed of cash in banks.

b. Restricted Cash

	June 30, 2017	December 31, 2016
Restricted cash	Ps. -	Ps. 10,478,626

Restricted cash as of June 30, 2017 and December 31, 2016 is primarily composed of the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). At April 6, Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S. $435,000 plus the applicable value added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York.

On December 31, 2016, PMI HBV made deposits of U.S. $ 41,319, respectively, in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. ("Repsol") shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of June 30, 2017 there is not restricted cash due to the increase in the value of Repsol´s shares.

NOTE 7. ACCOUNTS RECEIVABLE, NET

As of June 30, 2017 and December 31, 2016, accounts receivable and other receivables were as follows:

	June 30, 2017		December 31, 2016	
Domestic customers, net	Ps.	53,055,892	Ps.	41,884,579
Export customers, net		29,297,101		34,859,341
Sundry debtors		27,872,771		18,736,922
Prepaid taxes		15,459,283		29,361,303
Employees and officers		6,090,193		6,054,251
Advances to suppliers		1,592,076		2,246,437
Insurance claims		85,690		38,497
Other accounts receivable		887,329		39,197
	Ps.	134,340,335	Ps.	133,220,527

NOTE 8. INVENTORIES, NET

As of June 30, 2017 and December 31, 2016, inventories were as follows:

	June 30, 2017		December 31, 2016	
Refined and petrochemicals products	Ps.	27,337,413	Ps.	21,534,846
Crude oil		12,977,591		11,391,310
Products in transit		7,250,759		7,735,163
Materials and products in stock		4,293,917		4,721,834
Materials in transit		-		419,547
Gas and condensate products		82,878		89,360
	Ps.	51,942,558	Ps.	45,892,060

NOTE 9. HELD–FOR–SALE NON-FINANCIAL ASSETS

Pursuant to Round Zero, PEMEX was provisionally assigned titles to escrow. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds.

As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy.

In 2016, pursuant to Round 1.3, the Ministry of Energy awarded certain contractual areas for the exploration and extraction of oil and solid hydrocarbons to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. During 2016, PEMEX submitted the application for compensation from the Ministry of Energy for the fixed assets located in those areas, and, on December 31, 2016 and June 30, 2017, these fixed assets were reclassified as held-for-sale non-financial assets at book value of Ps. 7,460,674 and Ps. 7,396,196.

As of June 30, 3017, Held - for - sale non - financial assets are as follows:

	Fields		2017
22	Not-requested but temporarily assigned fields	Ps.	2,671,880
3	Not-requested and unassigned fields		71,974
			2,743,854
317	Fields permanently unassigned		4,652,342
	Total	Ps.	7,396,196

NOTE 10. AVAILABLE–FOR–SALE NON-CURRENT FINANCIAL ASSETS

On January 1, 2016, PMI HBV had a total of 20,724,331 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol's share capital.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

Since the 1,497,562 new Repsol shares were received as an in-kind dividend during 2016 are not included in the loan agreement obtained by PMI HBV in August 2015, these shares are presented as short term available-for-sale current financial assets amounting to Ps. 435,556. These shares were sold in January 2017.

On December 14, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 584,786 new Repsol shares as an in-kind dividend in January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016.

As of June 30, 2017 and December 31, 2016, the investments in 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 5,653,589 and Ps. 6,027,540, respectively. These shares are presented under non-current assets. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a profit of Ps. 1,607,739 and Ps. 207,817 respectively.

As of June 30, 2017 and December 31, 2016, PEMEX's direct holdings of Repsol shares amounted to approximately 1.38% and 1.52% respectively, of Repsol's total shares.

NOTE 11. PERMANENT INVESTMENTS IN ASSOCIATES AND OTHER

The permanent investments in associates and other as of June 30, 2017 and December 31, 2016, were as follows:

		Percentage of investment	June 30, 2017	December 31, 2016
Deer Park Refining Limited		49.99%	Ps. 12,735,077	Ps.14,039,384
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(i)	44.09%	3,644,506	4,309,050
TAG Norte Holding, S. de R. L. de C. V.	(ii)	5.00%	1,909,527	1,909,527
Sierrita Gas Pipeline LLC		35.00%	983,045	1,112,338
TAG Pipelines Sur, S. de R. L. de C. V.	(ii)	5.00%	507,596	507,596
Frontera Brownsville, LLC.		50.00%	433,713	478,414
Texas Frontera, LLC.		50.00%	221,300	260,828
CH 4 Energía, S.A.		50.00%	203,766	194,868
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		40.00%	170,393	139,523
PMV Minera, S.A. de C.V.		44.09%	39,228	61,779
Other net		Varios	175,013	141,325
			Ps. 21,023,164	Ps.23,154,632

(i)On April 20, 2016, an explosion occurred in the "Planta de Clorados 3" (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately Ps.461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damaged, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage.

(ii)As of December 31, 2016, due to the loss of significant influence in TAG Norte Holding, S. de R.L. de C.V. and y TAG Pipelines Sur, S. de R.L. de C.V. companies, PEMEX valued these investments at fair value. The difference between the fair value at the end of the period and the book value amounted to Ps.1,763,759. As of December 31, 2016 the fair value was higher than the book value.

Profit (loss) sharing in associates and others:

		June 30, 2017	June 30, 2016
Deer Park Refining Limited		Ps. 626,254	Ps. 298,957
Sierrita Pipeline, LLC.		54,820	29,735
PMV Minera, S.A. de C.V.		4,623	-
Petroquímica Mexicana de Vinilo, S. A. de C. V.		92,089	(1,513,063)
Pasco International, Ltd.		-	-
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		30,870	(4,644)
Gasoductos de Chihuahua, S. de R. L. de C. V.	(iii)	-	440,500
Compañía Mexicana de Exploraciones, S. A. de C. V.	(iv)	-	(13,255)
CH4 Energía S.A. de C.V.		8,898	12,898
Other, net		57,400	37,710
Profit sharing in associates and other, net		Ps. 874,954	Ps. (711,162)

(iii)On September 28, 2016, PEMEX completed the divestiture of its 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. The stock was sold for Ps. 22,684,736, yielding a profit of Ps. 15,211,039.

(iv)Beginning July 1, 2016 this company was included in the consolidated financial statements of PEMEX. Until June 30, 2016 this Company was accounted for as a permanent investment in an associate under the equity method (see Note 3-a).

Additional information about the significant permanent investments in associates and other is presented below:

•*Deer Park Refining Limited.* On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide in equal amounts. Deer Park returns to PMI NASA and Shell products in the same equal amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•*Petroquímica Mexicana de Vinilo, S.A. de C.V.* On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of *Petroquímica Mexicana de Vinilo, S.A. de C.V.* is the production and sale of chemicals. Mexicana de Vinilo's main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

•*TAG Norte Holding, S. de R. L. de C. V.* This company was created on June 6, 2014, and is the holding company of other enterprises aimed at developing infrastructure projects related to hydrocarbon transport. This investment is accounted at fair value as described in footnote (iii) to the table above.

•*Sierrita Gas Pipeline LLC.* This company was created on June 24, 2013. Its main activity is the developing of projects related to the transport infrastructure of gas in the United States. This investment is recorded under the equity method.

•*TAG Pipelines Sur, S. de R. L. de C. V.* This company was created on November 27, 2013. The principal activity is the operation and maintenance of the southern portion of the Ramones II project. The investment is accounted at fair value as described in footnote (iii) to the table above.

•*Frontera Brownsville, LLC.* Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•*Texas Frontera, LLC.* This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns thr 50% of interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan) and together are responsible for the results in proportion of this investment. As of December 31, 2016, the company has seven tanks of 120,000 barrels of capacity, each of them. This joint venture is recorded under the equity method.

•*CH4 Energía, S.A.* This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in all activities related to the trading of the natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•*Administración Portuaria Integral de Dos Bocas, S.A. de C.V.* This company was constituted on August 12, 1999. Its primarily activity is the use of water and land in port areas in Mexico's public domain; operates the use and development of building sites. It also provides related port services. This investment is recorded under the equity method.

•*PMV Minera, S.A. de C.V.* This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

•*Gasoductos de Chihuahua, S. de R.L. de C.V.* On February 6, 1997, Pemex Industrial Transformation (before Pemex-Refining) entered into a joint venture with IEnova Gasoductos Holding, S. de R.L de C.V. to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua, S. de R.L. de C.V. Decision-making requires the consent of both partners during a meeting. The participation of each of the partners was 50% of the share capital. This investment was recorded under the equity method until August 2016, when PEMEX completed the divestiture of this company as described in footnote (iv) to the table above.

•*Compañia Mexicana de Exploraciones S.A. de C.V., ("COMESA").* COMESA was founded on November 12, 1968 to support PEMEX's exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for Exploration and Production, Refining, Petrochemicals, Geothermal energy and other energy areas all over the energy sector in Mexico, South America and the United States of America. COMESA's principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for exploration process. Until June 30, 2016 this company was accounted under the equity method. Beginning July 1, 2016 this company was included in the consolidation.

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment													
Balances as of January 1, 2016	Ps. 648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	-	630,878	2,807,149,644
Acquisitions	20,406,464	1,629,710	1,265,011	8,239,480	2,541,802	9,866,984	545,271	2,063,519	107,682,868	1,487,434	6,800	-	155,735,343
Reclassifications	150,817	-	(1,268,887)	8,649,686	(6,610,184)	-	(561,569)	(325,778)	(282,044)	50,709	2,039	(137,246)	(332,457)
Capitalization	15,943,630	-	11,851,378	40,825,973	1,085,323	17,318,279	2,769	2,918,621	(89,945,973)	-	-	-	-
Impairment	81,135,967	-	31,967,407	198,974,994	-	35,640,491	438,979	8,743	(16,852,238)	-	-	-	331,314,343
Disposals	(7,602,782)	(40,937)	(3,648,989)	(4,382,867)	(558,374)	(449,645)	(2,644,957)	(551,355)	(4,864,062)	(314,327)	(8,839)	(2,126)	(25,069,260)
Balances as of December 31, 2016	Ps. 758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	-	491,506	3,268,797,613
Acquisitions	2,911,400	182,596	1,080,955	5,619,976	87,231	2,999,141	55,632	91,252	22,682,435	99	-	-	35,710,717
Reclassifications	78,248	-	53,306	-	5,167	-	(104,662)	(18,932)	(109,217)	(36,295)	-	10,120	(122,265)
Capitalization	32,402,024	-	907,355	22,533,407	270,619	8,677,765	26,426	3,746,395	(68,563,991)	-	-	-	-
Impairment	3,977,849	(2,035,625)	3,368,709	(7,742,703)	-	-	-	-	(969,641)	-	-	-	(3,401,411)
Disposals	(8,827,673)	(135,820)	(7,709,503)	-	(308,284)	-	(144,175)	(381,338)	(1,955,225)	(189,143)	-	(14,574)	(19,665,735)
Balances as of June 30, 2017	Ps. 788,987,958	21,280,267	457,846,250	1,339,233,597	62,797,766	334,381,111	50,579,908	22,880,222	158,498,509	44,346,279		487,052	3,281,318,919
Accumulated depreciation and amortization													
Balances as of January 1, 2016	Ps.(321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	-	-	-	-	(1,462,666,013)
Depreciation and amortization	(44,549,443)	(2,364,560)	(15,153,879)	(70,090,038)	(1,796,383)	(12,252,810)	(3,205,089)	(1,027,289)	-	-	-	-	(150,439,491)
Reclassifications	(10,521)	-	(166,632)	(3,077)	(108,718)	-	166,914	454,492	-	-	-	-	332,458
Disposals	5,826,891	-	2,286,691	-	492,557	-	2,560,988	550,554	-	-	-	-	11,717,681
Balances as of December 31, 2016	Ps.(360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	-	-	-	-	(1,601,055,365)

Depreciation and amortization	(22,789,761)	(1,093,054)	(7,455,512)	(32,578,238)	(905,838)	(6,580,995)	(1,490,768)	(528,484)	-	-	-	-	(73,422,650)
Reclassifications	30,466	-	(40,511)	-	19,324	-	99,936	13,050	-	-	-	-	122,265
Disposals	8,041,583	30,536	7,392,446	-	1,302	-	142,909	60,642	-	-	-	-	15,669,418
Balances as of June 30, 2017	Ps.(374,734,691)	(4,005,093)	(152,468,804)	(883,114,992)	(40,009,843)	(159,742,765)	(38,238,589)	(6,371,555)					(1,658,686,332)
Wells, pipelines, properties, plant and equipment–net as of December 31,2016	Ps. 398,429,131	20,326,541	307,780,201	468,286,163	23,618,402	169,542,435	13,756,021	13,526,082	207,414,148	44,571,618	-	491,506	1,667,742,248
Wells, pipelines, properties, plant and equipment–net as of June 30,2017	Ps. 414,253,267	17,275,174	305,377,446	456,118,605	22,787,923	174,638,346	12,341,319	16,508,667	158,498,509	44,346,279	-	487,052	1,622,632,587
Depreciation rates	3 a 5%	5%	2 a 7%	-	3 a 7%	4%	3 a 10%	4 a 20%	-	-	-	-	-
Estimated useful lives	20 a 35	20	15 a 45	-	33 a 35	25	3 a 10	5 a 25	-	-	-	-	-

a. As of June 30, 2017 and 2016, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 1,890,312 and Ps. 1,220,654, respectively.

b. The combined depreciation of fixed assets and amortization of wells as of June 30, 2017 and 2016, recognized in operating costs and expenses, was Ps. 73,422,650, and Ps. 63,920,590, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2017 and 2016 of Ps. 419,869 and Ps. 1,895,457, respectively.

c. As of June 30, 2017 and December 31, 2016, provisions relating to future plugging of wells costs amounted to Ps. 66,072,429 and Ps. 64,967,710, respectively, and are presented in the "Provisions for plugging of wells" (see Note 17).

d. As of June 30, 2017 PEMEX recognized an impairment of Ps. 3,401,411. These amounts are explained as follows:

Cash Generating Unit of Pemex Exploration and Production

As of June 30, 2017, Pemex Exploration and Production recognized impairment in the amount of Ps. 6,645,621, mainly due to insufficient cash flows to cover recovery costs for the Cantarell, Antonio J. Bermúdez and Lakatch projects. There was also net recovery on the Burgos and Macuspana projects by Ps. 1,301,985, resulting from the appreciation of the Mexican peso against the U.S. dollar by 13.4%, from a peso-U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso-U.S. dollar exchange rate of Ps. 17.8973 to U.S. $1.00 as of June 30, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	58.32 U.S. dollars/bl
Average gas price	4.63 U.S. dollars/mpc
Average condensates price	38.94 U.S. dollars/bl
Discount rate	15.12% annually

The total forecast production, calculated with a horizon of 25 years is 7,468 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production's proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Industrial Transformation

As of June 30 2017, Industrial Transformation recognized a reversal of impairment of Ps. 3,977,849 of which Ps. 3,541,574 corresponded to the Minatitlán refinery, Ps. 3,565,355 to the Cangrejera Petrochemical Center, Ps. 112,292 to the Independencia Petrochemical Center, Ps. 57,039 to the Arenque gas processor complex, and Ps. 65,105 to the Matapionche gas processor complex. The impairment was mainly the result of the income of logistics recognized at the center of production, which was authorized by the *Comisión Reguladora de Energía* ("CRE") at the beginning of 2017, (ii) the importation of humid gas and supply redistribution by Pemex Exproration as a result of an improvement on the process of the Gas processor center; (iii) appreciation of Mexican peso against U.S. dollar by 13.4%, from a peso-U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso-U.S. dollar exchange rate of Ps. 17.8973 to U.S. $1.00 as of June 30, 2017; (iv) a decrease in the discount rate of cash generating units of refined products, gas and petrochemicals of 5.7%, 1.4% and 2.5%, respectively, and (2) the impairment on Salina Cruz Refinery by Ps. 3,363,516 as a result of floating and a consequent fire incident caused by the tropical storm Calvin. PEMEX's cash flows are determined in U.S. dollars because the long-term reference prices of products manufactured by process centers are commodities valued at market value primarily in the U.S. market. Net impairment as well as the reversal of impairment are presented in a separate line item in the consolidate statement of comprehensive income.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flows determination is made based on PEMEX's business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

Cash generating unit of refining

To determine the value in use of long-lived assets associated with refineries of the National Refinery System, the net present value of reserves were determined based on the following assumptions:

Average crude oil price	57.30 U.S. dollars per processed barrel (2018-2043)
Processed volume	1,162 mbd (2018-2043 average)
Rate of U.S. dollar	$17.8973 mxp/usd (2018-2043)
Useful lives of the cash generating units	Average of 19 years
Discount rate	11.37% annually

The recoverable amount of the assets is value in use. To determine of cash flows the volume of volumes product produced and sold are taken into consideration. As of June 30, 2017, the value in use for the Minatitlán refinery was Ps. 51,996,267 and for the Salina Cruz Refinery which presented an impairment, the value in use was 17,311,444.

Cash generating unit of gas

To determine the value in use of long-lived assets associated with gas processing centers, the net present value of reserves is determined based on the following assumptions:

Processed volume	3,085 mmpcd of sour gas (2018-2029)
Rate of U.S. dollar	$17.8973 mxp/usd (2018-2029)
Useful lives of the cash generating units	Average of 10 years
Discount rate	10.57% annually

The recoverable amount of assets based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of June 30, 2017, the value in use amounted to Ps.1,400,872, Ps. 1,031,932 and Ps. 23,956,164 in the Arenque, Matapionche and Burgos gas processing center, respectively.

Cash generating unit of petrochemicals

To determine the value in use of long-lived assets associated with petrochemicals centers, the net present value of reserves is determined based on the following assumptions:

Processed volume	Variable because the load inputs are diverse
Rate of U.S. dollar	$17.8973 mxp/usd (2016-2024)
Useful lives of the cash generating units	Average of 6 years
Discount rate	10.03% annually

The recoverable amount of assets is based on each asset's value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of March 31, 2017, the value in use of impairment fixed assets amounted to Ps. 13,023,547 and Ps. 3,273,543 in the petrochemicals centers Cangrejera and Independencia respectively.

Cash generating unit of drilling and services

Cash generating units are the marine and land drilling equipments and the service units of wells, which are used to provide services and renting of equipments for drilling, finishing ad repairing of wells as well as the execution of services in wells.

The recoverable amount of assets is value in use. Income services was considered to determine cash flows. The value in use of assets which presented impairment as of June 30, 3017 amounted to Ps. 15,959,570. Cash flow projection was considered for a period of 5 years. Discount rate was 9.91%.

Fort the ending period of June 30, 2017, Ps 2,035,624 was included as impairment of fixed assets as a result of cash generating units above mentioned. Impairment is presented in a separate line item in the consolidated statement of comprehensive income.

e. As of June 30, 2017 and December 31, 2016, certain fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 7,396,196 and Ps. 7,460,674, respectively (see Note 9).

NOTE 13. INTANGIBLE ASSETS

As of June 30, 2017 and December 31, 2016, intangible assets are wells unassigned to a reserve, which amounted Ps. 6,093,187 and Ps. 8,639,242, respectively as follows:

	June 30, 2017	December 31, 2016
Wells unassigned to a reserve:		
Balance at the beginning of period	Ps. 8,639,242	Ps. 14,304,961
Additions to construction in progress	9,366,399	20,526,300
Transfers against expenses	(2,284,926)	(9,798,246)
Transfers against fixed assets	(9,627,528)	(16,393,773)
Balance at the end of period	Ps. 6,093,187	Ps. 8,639,242

In addition, as of June 30, 2017 and December 31, 2016, PEMEX recognized expenses related to unsuccessful wells.

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a. Long-term notes receivable

As of June 30, 2017 and December 31, 2016, the balance of long-term notes receivable was as follows:

	June 30, 2017	December 31, 2016
Promissory notes issued by the Mexican Government	Ps. 142,611,693	Ps. 140,578,871
Other long-term notes receivable [1]	7,908,939	8,028,731
Total long-term notes receivable	Ps. 150,520,632	Ps. 148,607,602

[1] Primarily CENAGAS.

Promissory notes issued by the Mexican Government

	June 30, 2017	December 31, 2016
Total promissory notes	Ps. 145,075,993	Ps.142,124,620
Less: current portion of notes receivable [2]	2,464,300	1,545,749
Long-term promissory notes	Ps. 142,611,693	Ps.140,578,871

[2] The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the *Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias* (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX's pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert's review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government's assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities' pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or "BONDES D"). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps.135,439,612 increase in equity as a result of the Ps.184,230,586 discount value of the promissory notes as of June 29, 2016, minus the Ps.50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promisorry notes.

As of December 31, 2016, these promissory notes at discount valued amounted to Ps.142,124,620. PEMEX intends is to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2017 to 2042 and annual rates ranging from 4.35% to 7.04% as follows:

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount (discount value)
1	2018	4.65%	Ps. 2,464,300
1	2019	5.14%	3,489,719
1	2020	5.39%	4,304,259
1	2021	5.57%	5,094,883
5	2022 to 2026	5.74% to 6.11%	31,901,865
5	2027 to 2031	6.32% to 6.77%	34,362,865
5	2032 to 2036	6.81% to 7.00%	32,440,785
6	2037 to 2042	7.03% to 6.94%	31,017,317
	Total promissory notes		145,075,993
	Less: current portion		2,464,300
	Long-term notes receivable		Ps. 142,611,693

From January to June 2017, PEMEX recognized Ps. 4,513,660 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

The promissory notes have fixed yield rates. Accordingly they are not exposed to market risk. In addition, PEMEX believes the promissory notes do not have a non-compliance risk because they are issued by the Mexican Government in Mexican pesos.

b. Other assets

As of June 30, 2017 and December 31, 2016, the balance of other assets was as follows:

	June 30, 2017	December 31, 2016
Payments in advance	Ps. 4,907,973	Ps. 2,558,767
Other	6,636,937	6,953,878
	Ps. 11,544,910	Ps. 9,512,645

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2017, PEMEX participated in the following financing activities:

- On February 14, 2017, Petróleos Mexicanos issued € 4,250,000 of debt securities under its Medium-Term Notes Program, Series C in three tranches: (i) € 1,750,000 of its 2.50% Notes due August 2021;(ii) € 1,250,000 of its 3.75% Notes due February 2024; and (iii) € 1,250,000 of its 4.875% Notes due February 2028. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On April 6, 2017, Petróleos Mexicanos executed a U.S. $132,000, non-revolving bilateral credit line from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, due on April 6, 2024, which bears a fixed interest rate of 5.25%. The bilateral credit line is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On May 15, 2017, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $400,000, which bears interest at a floating rate linked to LIBOR (plus a 1.65% margin) and matures on May 15, 2020. As of the date of this report, Petróleos Mexicanos has borrowed U.S. $200,000, under this agreement. The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

- On May 15, 2017, Petrólos Mexicanos entered into a simple credit line that amounted to U.S. $400,000 at a floating interest rate with 165 base points, due to May, 2020 and was used in two parts of U.S. $200,000 (on May 24, 2017 and July 14, 2017).

- On June 16, 2017, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $72,000,000 to U.S. $92,000,000.

- From January 1 to June 30, 2017, PMI HBV obtained U.S. $4,660,293 in financing from its revolving credit line and repaid U.S. $4,605,293. As of June 30, 2017 the outstanding amount under this revolving credit line was U.S. $55,000.

- As of June 30, 2017, Petróleos Mexicanos had U.S. $4,750,000 and Ps.23,500,000 in available credit lines in order to ensure liquidity. The available amounts are U.S. $2,750,000 and Ps.23,500,000, respectively.

As of June 30, 2017, PEMEX used the following exchange rates:

	June 30, 2017
U.S. dollar	Ps. 17.8973
Japanese yen	0.1594
Pound sterling	23.1376
Euro	20.3581
Swiss francs	18.6391
Australian dollar	13.6699

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

a. Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of June 30, 2017 and December 31, 2016:

	Fair value hierarchy			Total as of June 30, 2017
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments . . .	Ps. –	Ps. 19,257,681	Ps. –	Ps. 19,257,681
Available-for-sale financial assets . .	5,653,589	–	–	5,653,589
Permanent investment in associates and other	–	–	21,023,164	21,023,164
Financial Liabilities:				
Derivative financial instruments . . .	–	(11,299,944)	–	(11,299,944)

	Fair value hierarchy			Total as of December 31, 2016
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments . . .	Ps. –	Ps. 4,857,470	Ps. –	Ps. 4,857,470
Available-for-sale financial assets . .	6,463,096	–	–	6,463,096
Permanent investment in associates and other	–	–	23,154,632	23,154,632
Financial Liabilities:				
Derivative financial instruments . . .	–	(30,867,956)	–	(30,867,956)

b. Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as System Applicable Products, (SAP). PEMEX has no policies to designate a calculation or valuation agent.

PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

c. Accounting treatment and DFIs' impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income, net" line item in the consolidated statement of comprehensive income.

As of June 30, 2017 and December 31, 2016, the net fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 7,957,737 and Ps. (26,010,486), respectively. As of June 30, 2017 and December 31, 2016, PEMEX did not have any DFIs designated as hedges.

All of PEMEX's DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the "Derivative financial instruments (cost) income—net" line item.

For the periods ended June 30, 2017 and 2016, PEMEX recognized a net gain (loss) of Ps. 20,332,885 and Ps. (1,995,379), respectively, in the "Derivative financial instruments (cost) income, net" line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of June 30, 2017 and December 31, 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of June 30, 2017 and December 31, 2016, the provisions for sundry creditors and others is as follows:

	June 30, 2017		December 31, 2016	
Provision for plugging of wells (Note 12)	Ps.	66,072,429	Ps.	64,967,710
Provision for trails in process (Note 18)		5,237,846		15,119,692
Provision for environmental costs		8,831,764		8,230,476
	Ps.	80,142,039	Ps.	88,317,878

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of June 30, 2017 and December 31, 2016, PEMEX had accrued a reserve of Ps. 5,237,846 and

Ps.15,119,692, respectively, for these contingent liabilities. As of June 30, 2017, the current status of the principal lawsuits in which PEMEX is involved is as follows:

- In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service. On May 24, 2017, the Tax Management Service issued a resolution stating that the facts related to this claim have been distorted concluding the review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006. Therefore, this case has concluded.

  On April 4, 2011, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Productionbefore the *Sexta Sala Regional Metropolitana* (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued.

- In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with, among other things, a public work agreement executed between them. The trial is in the evidentiary stage.

- On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the "General Lázaro Cárdenas" refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. A final resolution is still pending. On May 16, 2017, the

Local Treasury of Minatitlán was notified of the decision issued by the Superior Court of the Administrative Contentious Court confirming the resolution issued on August 31, 2016. On June 27, 2017, the Regional Southern Zone Court, in compliance with the execution issued by the Superior Court, amends the judgment of August 31, 2017, ruling also the nullity of the cadastral certificate. Therefore, this claims has concluded.

- On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbons spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution. A final judgment is still pending.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an amparo against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an amparo granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service. On May 24, 2017, the Tax Management Service issued a resolution stating that the facts related to this claim have been distorted concluding the review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006. Therefore, this case has concluded.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax And Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation about the cancellation of its alleged petroleum rights concessions and damages for up to ps. 1,552,730. On August 20, 2014, the proceeding wassent to the *Segunda Sección de la Sala Superior* (Second Section of The Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-s2-07-04), which will issue a final judgment. On October 29, 2014, the proceeding wasreturned to the second regional court to correct a procedural error. A final resolution is to be issued by the Superior Court.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 19. SUBSEQUENT EVENTS

As of July 26, 2017, the Mexican peso-U.S. dollar exchange rate was Ps. 17.6893 per U.S. dollar, which represents a 1.16% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2017, which was Ps. 17.8973 per U.S. dollar.

As of July 26, 2017, the weighted average price of the crude oil exported by PEMEX was U.S. $45.56 per barrel. This represents a price increase of approximately 6.75% as compared to the average price as of June 30, 2017, which was U.S. $42.68 per barrel.

As of June 30, 2017, PEMEX has valued and recorded the 20,724,331 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 4.5 %, from €13.40 per share as of June 30, 2017 to €14.00 per share as of July 26, 2017.

During the period from July 1 to July 26, 2017, PMI HBV obtained U.S. $1,286,136 in financing from its revolving credit lines and repaid U.S. $866,136. The outstanding amount under these revolving credit lines was U.S. $420,000.

During the period from April 1 to July 26, 2017, PEMEX participated in the following financing activities:

On July 18, 2017 Petróleos Mexicanos performed a liability management transaction pursuant to which it: issued under U.S.$72,000,000, Medium-Term Notes Program, Series C: (i) U.S. $2,500,000, reopening aggregate principal amount of 6.50% Notes due on March 13, 2027 (ii) U.S. $2,500,000, reopening aggregate principal amount of 6.75% Bonds due on September 21, 2047.

Dividends paid, ordinary shares

0

Dividends paid, other shares

0

Dividends paid, ordinary shares per share

0

Dividends paid, other shares per share

0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________

Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: August 31, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;
- activities relating to our lines of business, including the generation of electricity;
- projected and targeted capital expenditures and other costs, commitments and revenues;
- liquidity and sources of funding, including our ability to continue operating as a going concern;
- strategic alliances with other companies; and
- the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.